                                                Filed Pursuant to Rule 424(b)(5)
                                                              File No. 333-24637
PROSPECTUS SUPPLEMENT
(To Prospectus dated April 21, 1997)

CAMDEN PROPERTY TRUST LOGO

$200,000,000

7% Notes due 2004

Interest payable April 15 and October 15

ISSUE PRICE: 99.440%

The notes will mature on April 15, 2004. We may redeem the notes in whole or in part at any time at the redemption price described on page S-22. The notes will be issued in minimum denominations of $1,000 and increased in multiples of $1,000.

See "Risk Factors" beginning on page S-8 for a discussion of certain risks that should be considered in connection with an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus to which it relates. Any representation to the contrary is a criminal offense.

-----------------------------------------------------------------------------------------------------------------------
                                                                                                     PROCEEDS TO
                                                   PRICE TO               DISCOUNTS AND                 CAMDEN
                                                    PUBLIC                 COMMISSIONS              PROPERTY TRUST
-----------------------------------------------------------------------------------------------------------------------
Per note                                   99.440%                   .600%                     98.840%
-----------------------------------------------------------------------------------------------------------------------
Total                                      $198,880,000              $1,200,000                $197,680,000
-----------------------------------------------------------------------------------------------------------------------

The notes will not be listed on any national securities exchange. Currently, there is no public market for the notes.

It is expected that delivery of the notes will be made to investors on or about April 20, 1999.

                   Joint Lead Managers and Joint Book Runners

CHASE SECURITIES INC.             J.P. MORGAN & CO.       NATIONSBANC MONTGOMERY
                                                                  SECURITIES LLC

             MERRILL LYNCH & CO.            WARBURG DILLON READ LLC

April 15, 1999

         We have not authorized any person to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus, and, if given or made, you must not rely upon such information or representations as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the accompanying prospectus, nor any sale made under this prospectus supplement and the accompanying prospectus shall, under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement or that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct as of any time subsequent to the date of such information.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

Cautionary Statement Concerning Forward-Looking Statements..................................................    S-3
Where You Can Find More Information.........................................................................    S-3
Incorporation of Documents by Reference.....................................................................    S-4
Summary.....................................................................................................    S-5
Risk Factors................................................................................................    S-8
Information about Camden Property Trust.....................................................................   S-12
Properties..................................................................................................   S-13
Use of Proceeds.............................................................................................   S-18
Ratio of Earnings to Fixed Charges..........................................................................   S-18
Capitalization..............................................................................................   S-19
Selected Financial Data.....................................................................................   S-20
Description of the Notes....................................................................................   S-21
Material Federal Income Tax Considerations..................................................................   S-28
Underwriting................................................................................................   S-35
Ratings.....................................................................................................   S-36
Legal Matters...............................................................................................   S-36
Experts.....................................................................................................   S-36

                                   PROSPECTUS

Available Information.......................................................................................      2
Incorporation of Certain Documents by Reference.............................................................      2
The Company.................................................................................................      3
Use of Proceeds.............................................................................................      4
Description of Common Shares................................................................................      4
Description of Preferred Shares.............................................................................      6
Description of Securities Warrants .........................................................................     10
Description of Debt Securities .............................................................................     12
Ratio of Earnings to Fixed Charges..........................................................................     21
Plan of Distribution........................................................................................     21
Legal Matters...............................................................................................     22
Experts.....................................................................................................     22

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

         We have made statements in this prospectus supplement and the accompanying prospectus that are "forward-looking" in that they do not discuss historical fact, but instead note future expectations, projections, intentions or other items relating to the future. These forward-looking statements include those made in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

         Forward-looking statements are subject to known and unknown risks, uncertainties and other facts that may cause our actual results or performance to differ materially from those contemplated by the forward-looking statements. Many of those factors are noted in conjunction with the forward-looking statements in the text. Other important factors that could cause actual results to differ include:

         o the results of our efforts to implement our property development strategy;

         o        the effect of economic conditions;

         o        failure to qualify as a real estate investment trust;

         o        the costs of our capital;

         o actions of our competitors and our ability to respond to those actions;

         o changes in government regulations, tax rates and similar matters;

         o        environmental uncertainties and natural disasters;

         o        unexpected Year 2000 problems; and

         o        other risks detailed in our other SEC reports or filings.

         Given these uncertainties, you should not place undue reliance on these forward-looking statements.

                      WHERE YOU CAN FIND MORE INFORMATION

         We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition, you may read and copy our SEC filings at the office of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. Our website address is http://www.camdenprop.com.

         We have filed a registration statement with the SEC covering the notes offered by this prospectus supplement. We have also filed exhibits and schedules to the registration statement that are excluded from this prospectus supplement and the accompanying prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect or obtain a copy the registration statement, including the exhibits and schedules, as described in the previous paragraph.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus supplement and prior to the termination of this offering of our notes.

         The following documents we have filed with the SEC (File No. 1-12110) are incorporated by reference:

         o Annual Report on Form 10-K for the year ended December 31, 1998;

         o        Current Report on Form 8-K filed on March 10, 1999; and

         o        Current Report on Form 8-K/A filed on March 10, 1999.

         You may request a copy of these filings at no cost by writing or telephoning G. Steven Dawson, Senior Vice President-Finance and Chief Financial Officer, at the following address and telephone number:

                             Camden Property Trust
                              Three Greenway Plaza
                                   Suite 1300
                              Houston, Texas 77046
                                 (713) 354-2500

                                    SUMMARY

         This summary is not complete and may not contain all of the information that you should consider before investing in the notes. To understand this offering fully, you should carefully read the entire prospectus supplement and the accompanying prospectus and the documents incorporated by reference.

                                  OUR BUSINESS

         We are a Houston-based real estate investment trust ("REIT") that owns, develops, acquires, manages and disposes of multifamily apartment communities in the Southwest, Southeast, Midwest and Western regions of the United States. As of December 31, 1998, we owned interests in and operated 149 multifamily properties containing 51,310 apartment homes located throughout 14 core markets in nine states. These properties had a weighted average occupancy rate of 93% for the year ended December 31, 1998. Fourteen of our multifamily properties containing 5,658 apartment homes were under development at December 31, 1998. We have several additional sites that we intend to develop into multifamily apartment communities.

         Properties. The following table summarizes our multifamily property portfolio as of December 31, 1998, excluding land held for future development and joint venture properties that we do not manage.


                                                                                APARTMENT HOMES      PROPERTIES    %(a)
OPERATING PROPERTIES                                                            ---------------      ----------    ----
Texas
   Houston                                                                           6,345                15         13%
   Dallas (b)                                                                        9,381                26         17
   Austin                                                                            1,745                 6          4
   Other                                                                             1,641                 5          3
                                                                                   -------              ----       ----
       Total Texas Operating Properties                                             19,112                52         37
   Arizona                                                                           2,326                 7          5
   California                                                                        1,272                 3          3
   Colorado (b)                                                                      1,972                 6          3
   Florida                                                                           7,261                17         14
   Kentucky                                                                          1,142                 5          2
   Missouri                                                                          3,327                 8          7
   Nevada (b)                                                                       12,163                41         14
   North Carolina (b)                                                                2,735                10          4
                                                                                   -------              ----       ----
       Total Operating Properties                                                   51,310               149         89
PROPERTIES UNDER DEVELOPMENT
Texas
   Houston                                                                           2,213                 5          4
   Dallas                                                                              600                 1          1
                                                                                   -------              ----       ----
       Total Texas Development Properties                                            2,813                 6          5
   Arizona                                                                             325                 1          1
   California                                                                          380                 1          1
   Colorado                                                                            558                 2          1
   Florida                                                                           1,150                 3          2
   Kentucky                                                                            432                 1          1
                                                                                   -------              ----       ----
       Total Properties Under Development                                            5,658                14         11
                                                                                   -------              ----       ----
       Total Properties                                                             56,968               163        100%
                                                                                                        ====       ====
Less:  Joint Venture Apartment Homes (b)                                             6,704
                                                                                   -------
Total Apartment Homes Owned 100%                                                    50,264
                                                                                   =======

(a)    Based on number of apartment homes owned 100%.

(b) Includes properties held in joint ventures as follows: one property with 708 apartment homes in Dallas and two properties with 556 apartment homes in North Carolina in which we own a 44% interest, one property with 321 apartment homes in Colorado in which we own a 50% interest and 19 properties with 5,119 apartment homes in Nevada in which we own a 20% interest.

         Operating Strategy. We believe that producing consistent earnings growth and developing a strategy for selective investment in favorable markets are crucial factors to our success. We rely heavily on our sophisticated property management capabilities and innovative operating strategies in our efforts to produce consistent earnings growth. We believe we are well positioned in our markets and have the expertise to take advantage of both development and acquisition opportunities. This dual capability, combined with what we believe is a conservative financial structure, allows us to concentrate our growth efforts towards selective development alternatives and acquisition opportunities.

         Financing Strategy. We intend to continue maintaining what we believe to be a conservative capital structure by:

         o using a prudent combination of debt and common and preferred equity;

         o extending and sequencing the maturity dates of debt where possible;

         o managing interest rate exposure using fixed rate debt and hedging, where appropriate;

         o        borrowing on an unsecured basis;

         o        maintaining a substantial number of unencumbered assets; and

         o        maintaining conservative coverage ratios.

                                  THE OFFERING

         For a more complete description of the notes specified in the following summary, please see "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the accompanying prospectus.

Securities offered...............................    $200,000,000 aggregate principal amount of 7% notes due 2004.

Maturity.........................................    April 15, 2004.

Interest payment dates...........................    Semi-annually on April 15 and October 15, commencing on
                                                     October 15, 1999.

Ranking..........................................    The notes:

                                                     o    will be our direct, senior, unsecured obligations;

                                                     o    will rank equally with each other and with all of our
                                                          other unsecured and unsubordinated indebtedness; and

                                                     o    will be effectively subordinated to our mortgages and our
                                                          other secured indebtedness and to indebtedness and other
                                                          liabilities of our subsidiaries.

Ratings..........................................    The notes will be rated Baa2 by Moody's Investors Service, BBB by Standard & Poor's Ratings Services and BBB by Duff &
                                                     Phelps Credit Rating Co.

Use of proceeds..................................    We intend to use the net proceeds of approximately
                                                     $197,580,000 from the notes to repay the outstanding balances on our unsecured lines of credit and for general working capital purposes.

Optional redemption..............................    We may redeem some or all of the notes at the redemption price set forth on page S-22 in the section entitled "Description of the
                                                     Notes--Optional Redemption."

General indenture provisions.....................    We will issue the notes under an indenture with U.S. Trust
                                                     Company of Texas, N.A.  The indenture, among other things, restricts our ability to:

                                                     o    borrow money;

                                                     o    use assets as security in other transactions; and

                                                     o    sell certain assets or merge into other companies.

                                  RISK FACTORS

         The following information discusses the most significant factors that makes an investment in our notes speculative or risky. You should carefully consider the following information in conjunction with the other information contained or incorporated by reference in this prospectus supplement before making a decision to invest in the notes.

POSSIBLE ADVERSE IMPACT OF AN ECONOMIC DOWNTURN

         If an economic downturn occurs, the demand and rents for apartments could fall and adversely affect our financial condition and results of operations. Our financial condition and results of operations could also be adversely affected if we become unable to collect rent from a significant number of residents or if apartments could not be rented on favorable terms.

DEPENDENCE ON RENTAL INCOME

         A substantial portion of our income is derived from rental income from our properties. Income from properties may be adversely affected by the general economic climate, local conditions (such as oversupply of apartments or a reduction in demand for apartments in an area), the attractiveness of the properties to residents, competition from other available apartments, changes in market rental rates, the need to periodically repair, renovate and relet space, and our ability to pay for adequate maintenance and insurance and increased operating costs (including real estate taxes). Some significant expenditures associated with each investment (such as mortgage payments, if any, real estate taxes and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the property. If our properties do not generate income sufficient to meet operating expenses, debt service and capital expenditures, our financial condition and results of operations could be adversely affected.

UNCERTAINTIES RELATING TO ILLIQUIDITY OF INVESTMENTS IN REAL ESTATE

         Real estate investments are relatively illiquid and, therefore, will tend to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. In addition, the Internal Revenue Code limits our ability to sell properties that we have held for fewer than four years, which may affect our ability to sell properties without adversely affecting investor return.

POSSIBLE ADVERSE IMPACT OF FAILURE TO IMPLEMENT OUR PROPERTY DEVELOPMENT
STRATEGY

         We are subject to the risks of real estate development with respect to the properties we are currently developing. We will be subject to similar risks in connection with any future development of other properties. Public opposition to our development plans, construction delays, cost overruns, lack of financing, difficulties in lease-up or our inability to obtain necessary permits could increase our development costs, which could adversely affect our financial condition and results of operations.

POSSIBLE ADVERSE IMPACT OF FAILURE TO IMPLEMENT OUR PROPERTY ACQUISITION
STRATEGY

         In the normal course of our business, we continually evaluate a number of potential acquisitions and may acquire additional operating properties. We cannot assure you, however, that we will have the opportunity to continue to make suitable property acquisitions on terms favorable to us. If we are unable to identify properties to acquire, effect acquisitions or successfully integrate acquired properties and operations, our market penetration could decrease, which could adversely affect our financial condition and results of operations.

DEPENDENCE ON GEOGRAPHICAL REGIONS

         The developed properties in our current portfolio are located in the Southwest, Southeast, Midwest and Western regions of the United States, and consist of multifamily apartment communities. We are vulnerable to declines in the economic conditions or the market for apartments in these areas, which could have an adverse impact on the performance of our portfolio. The last recession was a "rolling recession," because it affected the economies of different regions at different times. A future economic downturn that affects more than one of our geographical markets simultaneously could increase the adverse impact on our financial condition and results of operations.

WE HAVE A SUBSTANTIAL AMOUNT OF DEBT

         As of December 31, 1998, we had outstanding mortgage indebtedness of approximately $369.7 million, borrowings under our unsecured lines of credit of approximately $182.0 million and additional senior unsecured debt of approximately $450.9 million (of which approximately $221.3 million was floating rate debt). This indebtedness could have important consequences. For example:

         o if a property is mortgaged to secure payment of indebtedness, and if we are unable to meet our mortgage payments, we could sustain a loss as a result of foreclosure on the mortgage;

         o if funds from operations are less than the required principal and interest payments on our existing indebtedness (which in all cases will not have been fully amortized at maturity), we might not be able to refinance the debt or the terms of such refinancing might not be as favorable as the terms of our existing indebtedness;

         o our vulnerability to general adverse economic and industry conditions could be increased; and

         o our flexibility in planning for, or reacting to, changes in our business and industry could be limited.

WE MAY INCUR MORE DEBT OR ISSUE ADDITIONAL EQUITY

         Our capital requirements depend on numerous factors, including the occupancy rates of our apartment properties, dividend payment rates to our shareholders, development and capital expenditures, costs of operations and potential acquisitions. We cannot accurately predict the timing and amount of our capital requirements. If our capital requirements vary materially from our plans, we may require additional financing sooner than anticipated. Accordingly, we could become more leveraged, resulting in an increased risk of default on our obligations and in an increase in our debt service requirements, both of which could adversely affect our financial condition and our ability to access debt and equity capital markets in the future.

UNSECURED INDEBTEDNESS IS EFFECTIVELY SUBORDINATED TO SECURED AND SUBSIDIARY INDEBTEDNESS

         Any unsecured indebtedness that we may issue, including the notes, will be effectively subordinated to our mortgages and other secured indebtedness and to our subsidiaries' indebtedness. As of December 31, 1998, on a pro forma basis after giving effect to the issuance of the notes offered hereby and the application of the proceeds from the offering, our and our subsidiaries' total outstanding indebtedness would be approximately $1,020,568,000, of which approximately 64% would be unsecured. We may incur additional indebtedness, including secured indebtedness, subject to the provisions described below under "Description of the Notes -- Limitations on Incurrence of Indebtedness." Such other indebtedness will have to be satisfied in full before holders of notes will be able to realize any value from our secured or indirectly-held properties.

UNINSURED AND UNDERINSURED LOSSES COULD RESULT IN LOSS OF VALUE OF PROPERTY

         We carry comprehensive liability, fire, flood, extended coverage and rental loss insurance on our properties, which we believe is of the type and amount customarily obtained on multifamily real property assets. We intend to obtain similar coverage for properties we acquire in the future. However, there are certain types of losses, generally of a catastrophic nature, such as losses from floods or earthquakes, that may be subject to limitations in certain areas. Our board exercises its discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to maintaining appropriate insurance on our investments at a reasonable cost and on suitable terms. If we suffer a substantial loss, our insurance coverage may not be sufficient to pay the full current market value or current replacement cost of our lost investment. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it infeasible to use insurance proceeds to replace a property after it has been damaged or destroyed.

POSSIBLE ENVIRONMENTAL LIABILITIES

         Under various federal, state and local laws, ordinances and regulations, we are liable for the costs of removal or remediation of certain hazardous or toxic substances on or in our properties. These laws often impose liability without regard to whether we knew of, or were responsible for, the presence of the hazardous or toxic substances. All of our properties have been subjected to Phase I site assessments or similar environmental audits to determine if there is a likelihood of contamination from either on- or off-site sources. These audits have been carried out in accordance with accepted industry practices. We have also conducted limited subsurface investigations and tested for radon and lead-based paint where such procedures have been recommended by our consultants. We cannot assure you that existing environmental studies reveal all environmental liabilities or that any prior owner did not create any material environmental condition not known to us. The costs of investigation, remediation or removal of hazardous substances may be substantial. If hazardous or toxic substances are present on a property, or if we fail to properly remediate such substances, our ability to sell or rent such property or to borrow using such property as collateral may be adversely affected.

POTENTIAL EFFECT OF COSTS OF COMPLIANCE WITH LAWS BENEFITTING DISABLED PERSONS

         A number of federal, state and local laws (including the Americans with Disabilities Act of 1990) and regulations exist that may require modifications to existing buildings or restrict certain renovations by requiring improved access to such buildings by disabled persons and may require other structural features that add to the costs of buildings. Legislation or regulations adopted in the future may impose further burdens or restrictions on us with respect to improved access by disabled persons. The costs of compliance with these laws and regulations may be substantial, and limits or restrictions on construction or completion of certain renovations may limit implementation of our investment strategy in some instances or reduce overall returns on our investments, which could have a material adverse effect on our financial condition and results of operations.

ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT

         We have been taxed as a REIT for federal income tax purposes since our taxable year ended December 31, 1993. Although we believe that we were organized and have been operating in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, no assurances can be given that the Internal Revenue Service will not challenge our qualifications. We do not plan to request a ruling from the Internal Revenue Service that we qualify as a REIT.

         For any taxable year that we fail to qualify as a REIT, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at corporate rates. In addition, unless entitled to relief under certain statutory provisions, we would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce our net earnings available for investment or distribution to shareholders because of the additional tax liability for the year or years involved. In addition, distributions would no longer qualify for the dividends paid deduction nor be required to be made. To the extent that distributions to shareholders would have been made in anticipation of our qualifying as a REIT, we might be required to borrow funds or to liquidate certain of our investments to pay the applicable tax.

UNCERTAINTIES RELATING TO OUR COMPETITORS

         As a developer and manager of multifamily apartment communities in the Southwest, Southeast, Midwest and Western regions of the United States, we generally compete in these areas for residents and development and acquisition opportunities with a number of multifamily property and real estate companies, some of whom may have greater resources than we do. The number of competitive multifamily properties and real estate companies in these areas could have a material adverse effect on our ability to rent apartments or to raise or maintain the rents charged and on our development and acquisition opportunities, which could adversely affect our financial condition and results of operations.

UNEXPECTED YEAR 2000 PROBLEMS

         Many of the world's computer systems currently record years in a two-digit format. These computer systems will be unable to properly interpret dates beyond the year 1999, which could lead to disruptions in our operations. This is commonly referred to as the "Year 2000" issue. We have implemented a Year 2000 comprehensive plan of action, which is divided into four phases: (1) identification, (2) assessment, (3) notification/certification, and (4) testing/contingency plans. This plan includes three major elements: computer systems, other equipment and third party services. We are on the fourth phase for our computer systems and the third phase for our other equipment and third party services. Unexpected problems associated with the Year 2000 could arise during the implementation of our Year 2000 program, which could adversely affect our financial condition and results of operations. Our financial condition and results of operations could also be adversely affected if all of our systems are not Year 2000 compliant or other companies on which we rely are not timely converted.

NO PUBLIC MARKET FOR OUR NOTES

         Each series of notes that we may issue is a new issue of securities for which there is no active trading market. If the notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities, our financial condition and performance and other factors beyond our control, including general economic conditions. We currently do not intend to list our notes on any securities exchange.

                     INFORMATION ABOUT CAMDEN PROPERTY TRUST

         Camden Property Trust is a Houston-based REIT that owns, develops, acquires, manages and disposes of multifamily apartment communities in the Southwest, Southeast, Midwest and Western regions of the United States. As of December 31, 1998, we owned interests in and operated 149 multifamily properties containing 51,310 apartment homes located throughout 14 core markets in nine states. These properties had a weighted average occupancy rate of 93% for the year ended December 31, 1998. Fourteen of our multifamily properties containing 5,658 apartment homes were under development at December 31, 1998. We have several additional sites that we intend to develop into multifamily apartment communities.

         On April 8, 1998, Oasis was merged with and into one of our wholly-owned subsidiaries. Oasis was a REIT headquartered in Las Vegas, Nevada whose business was the operation and development of multifamily residential communities in Las Vegas, Denver and Southern California. The merger increased the size of our portfolio from 100 to 152 completed multifamily properties, and from 34,669 to 50,183 apartment homes. In the merger, each then outstanding share of Oasis common stock was exchanged for 0.759 of a Camden common share. Each then outstanding share of Oasis Series A Cumulative Convertible Preferred Stock was reissued as a Camden Series A Cumulative Convertible Preferred Share. The Camden preferred shares have comparable terms to the Oasis preferred stock. We issued 12.4 million common shares and 4.2 million preferred shares in the merger. We assumed approximately $484 million of Oasis debt, at fair value, in the merger. In the merger, we obtained a managing member interest in Oasis Martinique, LLC. The remaining interests are exchangeable into 672,490 Camden common shares.

         In connection with the merger with Oasis, on June 30, 1998, we completed a transaction in which we formed Sierra-Nevada Multifamily Investments, LLC. The other member of Sierra-Nevada is a private limited liability company. We retained a 20% interest in Sierra-Nevada. In this transaction, we transferred 19 apartment communities previously owned by Oasis containing 5,119 apartment homes located in Las Vegas for an aggregate of $248 million. This transaction was funded with capital invested by the members of Sierra-Nevada, the assumption of $9.9 million of existing nonrecourse indebtedness, the issuance of 17 nonrecourse cross collateralized and cross defaulted loans totaling $180 million and the issuance of two nonrecourse second lien mortgages totaling $7 million. We used the net proceeds from this transaction to reduce our outstanding debt by $124 million, including the $9.9 million of existing indebtedness noted above, and set aside $112 million into an escrow account which was used to complete tax-free exchange property acquisitions, retire debt and repurchase common shares. We did not record a book gain or loss as a result of this transaction. We continue to provide property management services for these assets.

         On April 15, 1997, we acquired, through a tax-free merger, Paragon Group, Inc., a Dallas-based multifamily REIT. The acquisition increased the size of our portfolio from 53 to 103 multifamily properties, and from 19,389 to 35,364 apartment homes. Each share of Paragon common stock outstanding on April 15, 1997 was exchanged for 0.64 of a Camden common share. In this transaction, we issued 9.5 million common shares, 2.4 million limited partnership units in Camden Operating, L.P. and assumed approximately $296 million of Paragon debt, at fair value.

         At December 31, 1998, we had 1,773 employees. Our headquarters are located at Three Greenway Plaza, Suite 1300, Houston, Texas 77046 and our telephone number is (713) 354-2500.

MARKETS AND COMPETITION

     Our portfolio consists of middle to upper market apartment properties. We have expanded our portfolio since our initial public offering in July 1993 through targeted acquisitions and developments in selected high-growth markets. By combining acquisition, renovation and development capabilities, we believe we are able to better respond to changing conditions in each market, thereby reducing market risk and allowing us to take advantage of opportunities as they arise.

     There are numerous housing alternatives that compete with our properties in attracting residents. Our properties compete directly with other multifamily properties and single family homes that are available for rent in the markets in which our properties are located. Our properties also compete for residents with the new and existing owned-home market. The demand for rental housing is driven by economic and demographic trends. Recent trends in the economics of renting versus home ownership indicate an increasing demand for rental housing in certain markets, despite relatively low residential mortgage interest rates. Rental demand should be strong in areas anticipated to experience in-migration, due to the younger ages that characterize movers as well as the relatively high cost of home ownership in higher growth areas. In addition, we believe that the accelerating growth in the formation of non-traditional households, which tend to rent, should increase the demand for apartments.

                                   PROPERTIES

     Our properties typically consist of two- and three-story buildings in a landscaped setting and provide residents with a variety of amenities. Most of the properties have, or are expected to have, one or more swimming pools and a clubhouse and many have whirlpool spas, tennis courts and controlled-access gates. Many of the apartment homes offer additional features such as fireplaces, vaulted ceilings, microwave ovens, covered parking, icemakers, washers and dryers and ceiling fans. The 149 properties, which we owned interests in and operated at December 31, 1998, average 838 square feet of living area.

OPERATING PROPERTIES

     For the year ended December 31, 1998, no single operating property accounted for greater than 3.2% of our total revenues. Resident lease terms generally range from six to thirteen months and usually require security deposits. One hundred twenty-six of our operating properties have over 200 apartment homes, with the largest having 894 apartment homes. Our operating properties were constructed and placed in service as follows:

                  Year Placed in Service                      Number of Properties
                  ----------------------                      --------------------
                          1993 - 1998                                 40
                          1988 - 1992                                 26
                          1983 - 1987                                 53
                          1978 - 1982                                 19
                          1973 - 1977                                  7
                          1967 - 1972                                  4

     The following table sets forth information with respect to our operating properties at December 31, 1998.

OPERATING PROPERTIES
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            DECEMBER 1998 AVG.
                                                                           AVERAGE                           MO. RENTAL RATES
                                            NUMBER OF     YEAR PLACED   APARTMENT SIZE   1998 AVERAGE    ---------------------------
PROPERTY AND LOCATION                      APARTMENTS      IN SERVICE     (SQ. FT.)      OCCUPANCY (1)   PER APARTMENT   PER SQ. FT.
---------------------                      ----------      ----------     ---------      -------------   -------------   -----------

ARIZONA
    PHOENIX
       Arrowhead Springs, The Park at           288           1997            925              88%          $     70      $  0.76
       Fountain Palms, The Park at (2)          192         1986/1996       1,050              87                703         0.67
       Scottsdale Legacy                        428           1996          1,067              90                893         0.84
       Towne Center, The Park at (3)            240           1998            871              85                707         0.81
       Vista Valley, The Park at                357           1986            923              90                703         0.76
    TUCSON
       Eastridge                                456           1984            559              91                446         0.80
       Oracle Villa                             365           1974          1,026              90                687         0.67
CALIFORNIA
    ORANGE COUNTY
       Martinique                               713           1986            795              94              1,009         1.27
       Parkside (4)                             421           1972            835              61                924         1.11
       Sea Palms                                138           1990            891              97              1,115         1.25
COLORADO
    DENVER
       Centennial, The Park at                  276           1985            744              96                715         0.96
       Deerwood, The Park at                    342           1996          1,141              95              1,093         0.96
       Denver West, The Park at (5)             321           1997          1,012              96              1,033         1.02
       Lakeway, The Park at                     451           1997            919              95                953         1.04
       Park Place                               224           1985            748              95                706         0.94
       Wexford, The Park at                     358           1986            810              95                750         0.93
FLORIDA
    ORLANDO
       Grove, The                               232           1973            677              97                537         0.79
       Landtree Crossing                        220           1983            748              95                594         0.79
       Renaissance Pointe                       272           1996            940              95                793         0.84
       Riverwalk I & II                         552        1984/1986          747              92                552         0.74
       Sabal Club (2)                           436           1986          1,077              91                845         0.78
       Vineyard, The (6)                        526        1990/1991          824              97                669         0.81
    TAMPA/ST. PETERSBURG
       Chase Crossing                           444           1986          1,223              88                784         0.64
       Chasewood                                247           1985            704              95                548         0.78
       Dolphin/Lookout Pointe                   832        1987/1989          748              94                646         0.86
       Heron Pointe                             276           1996            942              95                824         0.88
       Island Club I & II                       484        1983/1985          722              95                533         0.74
       Live Oaks (2)                            770           1990          1,093              89                743         0.68
       Mallard Pointe I & II                    688        1982/1983          728              93                573         0.79
       Marina Pointe Village (9)                408           1997            927              89                795         0.86
       Parsons Run                              228           1986            728              97                572         0.78
       Schooner Bay                             278           1986            728              95                636         0.87
       Summerset Bend                           368           1984            771              94                597         0.77
KENTUCKY
    LOUISVILLE
       Copper Creek                             224           1987            732              92                623         0.85
       Deerfield                                400        1987/1990          746              89                625         0.84
       Glenridge                                138           1990            916              89                735         0.80
       Post Oak                                 126           1981            847              92                586         0.69
       Sundance                                 254           1975            682              92                533         0.78
MISSOURI
    KANSAS CITY
       Camden Passage I & II                    596        1989/1997          832              95                695         0.83
    ST. LOUIS                                                                                  92
       Cedar Ridge (2)                          420           1986            852              96                550         0.65
       Cove at Westgate, The                    276           1990            828              93                846         1.02
       Knollwood I & II                         608        1981/1985          722              91                534         0.74
       Spanish Trace                            372           1972          1,158              88                714         0.62
       Tempo                                    304           1975            676              94                502         0.74
       Westchase                                160           1986            945              89                849         0.90
       Westgate I & II (4)                      591        1973/1980          947              92                741         0.78
NEVADA
    LAS VEGAS
       Oasis Bay (5)                            128           1990            862              96                717         0.82
       Oasis Bel Air I & II                     528        1988/1995          943              94                670         0.71
       Oasis Breeze                             320           1989            846              95                673         0.80
       Oasis Canyon                             200           1995            987              92                776         0.79

OPERATING PROPERTIES
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            DECEMBER 1998 AVG.
                                                                           AVERAGE                           MO. RENTAL RATES
                                            NUMBER OF     YEAR PLACED   APARTMENT SIZE   1998 AVERAGE    ---------------------------
PROPERTY AND LOCATION                      APARTMENTS      IN SERVICE     (SQ. FT.)      OCCUPANCY (1)   PER APARTMENT   PER SQ. FT.
---------------------                      ----------      ----------     ---------      -------------   -------------   -----------

       Oasis Cliffs                             376           1988              936            92$           73         $ 0.78
       Oasis Club                               320           1989              896            95           711           0.79
       Oasis Cove                               124           1990              898            97           680           0.76
       Oasis Crossings (5)                       72           1996              983            90           752           0.77
       Oasis Del Mar                            560           1995              986            94           801           0.81
       Oasis Emerald (5)                        132           1988              873            94           642           0.74
       Oasis Gateway (5)                        360           1997            1,146            92           850           0.74
       Oasis Glen                               113           1994              792            98           686           0.88
       Oasis Greens                             432           1990              892            93           702           0.79
       Oasis Harbor                             336           1996            1,008            94           785           0.78
       Oasis Heights                            240           1989              849            93           659           0.78
       Oasis Heritage (5)                       720           1986              950            88           604           0.64
       Oasis Hills                              184           1991              579            95           507           0.88
       Oasis Island (5)                         118           1990              901            93           651           0.72
       Oasis Landing (5)                        144           1990              938            94           694           0.74
       Oasis Meadows (5)                        383           1996            1,031            89           782           0.76
       Oasis Palms (5)                          208           1989              880            96           664           0.75
       Oasis Paradise                           624           1991              905            93           743           0.82
       Oasis Pearl (5)                           90           1989              930            95           671           0.72
       Oasis Pines                              315           1997            1,005            91           795           0.79
       Oasis Place (5)                          240           1992              440            94           440           1.00
       Oasis Plaza (5)                          300           1976              820            95           603           0.74
       Oasis Pointe                             252           1996              985            95           749           0.76
       Oasis Ridge (5)                          477           1984              391            91           432           1.10
       Oasis Rose (5)                           212           1994            1,025            92           719           0.70
       Oasis Sands                               48           1994            1,125            94           735           0.65
       Oasis Springs (5)                        304           1988              838            94           635           0.76
       Oasis Suites (5)                         409           1988              404            93           444           1.10
       Oasis Summit                             234           1995            1,187            94          1063           0.90
       Oasis Tiara                              400           1996            1,043            95           829           0.79
       Oasis Topaz                              270           1978              827            90           603           0.73
       Oasis View (5)                           180           1983              940            93           665           0.71
       Oasis Vinings (5)                        234           1994            1,152            94           739           0.64
       Oasis Vintage                            368           1994              978            92           731           0.75
       Oasis Vista (5)                          408           1985              896            86           527           0.59
       Oasis Winds                              350           1978              807            89           598           0.74
    RENO
       Oasis Bluffs                             450           1997            1,111            93           991           0.89
NORTH CAROLINA
    CHARLOTTE
       Copper Creek                             208           1989              703            92           610           0.87
       Eastchase                                220           1986              698            91           569           0.82
       Habersham Pinte                          240           1986              773            91           646           0.84
       Overlook, The (5)                        220           1985              754            93           665           0.88
       Park Commons                             232           1997              859            92           726           0.84
       Pinehurst                                407           1967            1,147            90           758           0.66
       Timber Creek                             352           1984              706            90           606           0.86
    GREENSBORO
       Brassfield Park (5)                      336           1997              889            94           713           0.80
       Glen, The                                304           1980              662            88           555           0.84
       River Oaks                               216           1985              795            90           626           0.79
TEXAS
    AUSTIN
       Autumn Woods                             283           1984              644            94           566           0.88
       Calibre Crossing                         183           1986              705            98           607           0.86
       Huntingdon, The                          398           1995              903            96           785           0.87
       Quail Ridge                              167           1984              859            97           672           0.78
       Ridgecrest                               284           1995              851            95           753           0.88
       South Oaks                               430           1980              705            94           589           0.83
    CORPUS CHRISTI
       Breakers, The                            288           1996              861            92           757           0.88
       Miramar I, II & III (7)                  300      1994/1995/1998         708            89           789           1.11
       Potters Mill                             344           1986              775            91           597           0.77
       Waterford, The                           580        1976/1980            767            91           521           0.68

OPERATING PROPERTIES
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             DECEMBER 1998 AVG.
                                                                           AVERAGE                            MO. RENTAL RATES
                                            NUMBER OF     YEAR PLACED   APARTMENT SIZE   1998 AVERAGE    ---------------------------
PROPERTY AND LOCATION                      APARTMENTS      IN SERVICE     (SQ. FT.)      OCCUPANCY (1)   PER APARTMENT   PER SQ. FT.
---------------------                      ----------      ----------     ---------      -------------   -------------   -----------

    DALLAS/FORT WORTH
       Addison, The Park at                     456           1996            942              92%        $   87          $ 0.93
       Buckingham, The Park at (8)              464           1997            919              93            803            0.87
       Centreport, The Park at (8)              268           1997            910              96            808            0.89
       Chesapeake                               128           1982            912              96            724            0.79
       Cottonwood Ridge                         208           1985            829              95            575            0.69
       Emerald Valley                           516           1986            743              95            657            0.88
       Emerald Village                          304           1987            713              94            616            0.86
       Glen Arbor                               320           1980            666              98            505            0.76
       Glen Lakes                               424           1979            877              95            746            0.85
       Highland Trace                           160           1985            816              94            657            0.80
       Highpoint (5)                            708           1985            835              95            640            0.77
       Ivory Canyon                             602           1986            548              96            538            0.98
       Los Rios                                 286           1992            772              94            778            1.01
       Nob Hill                                 486           1986            642              95            516            0.80
       North Dallas Crossing I & II             446           1985            730              93            623            0.85
       Oakland Hills                            476           1985            853              97            601            0.70
       Pineapple Place                          256           1983            652              93            586            0.90
       Randol Mill Terrace                      340           1984            848              96            581            0.69
       Shadow Lake                              264           1984            733              92            573            0.78
       Stone Creek                              240           1995            831              92            787            0.95
       Stone Gate                               276           1996            871              93            814            0.94
       Towne Centre Village                     188           1983            735              97            565            0.77
       Towne Crossing, The Place at             442           1984            772              97            570            0.74
       Valley Creek Village                     380           1984            855              97            639            0.75
       Valley Ridge                             408           1987            773              96            612            0.79
       Westview                                 335           1983            697              95            593            0.85
    EL PASO
       La Plaza                                 129           1969            997              95            582            0.58
    HOUSTON
       Brighton Place                           282           1978            749              97            558            0.74
       Cambridge Place                          336           1979            771              97            574            0.75
       Crossing, The                            366           1982            762              96            563            0.74
       Driscoll Place                           488           1983            708              95            467            0.66
       Eagle Creek                              456           1984            639              97            564            0.88
       Jones Crossing                           290           1982            748              97            563            0.75
       Roseland                                 671           1982            726              96            554            0.75
       Southpoint                               244           1981            730              93            568            0.78
       Stonebridge                              204           1993            845              97            777            0.92
       Sugar Grove, The Park at                 380           1997            917              94            810            0.88
       Vanderbilt I & II, The Park at           894        1996/1997          863              96            993            1.15
       Wallingford                              462           1980            787              95            589            0.75
       Wilshire Place                           536           1982            761              95            562            0.74
       Woodland Park                            288           1995            866              96            789            0.91
       Wyndham Park                             448        1978/1981          797              98            506            0.63
                                             ------                           ---              --         ------          ------
       Total                                 51,310                           838              93%        $  681          $ 0.81
                                             ======                           ===              ==         ======          ======

(1) Represents average physical occupancy for the year, except as noted below.

(2) Acquisition property - average occupancy calculated from acquisition date through year-end.

(3) Property under lease-up at December 31, 1998. Occupancy percentage listed is as of March 1, 1999, and is excluded from the December 31, 1998 average physical occupancy calculation.

(4) Property under renovation during 1998, which affected occupancy levels during this period. Occupancy percentage listed is as of March 1, 1999, and is excluded from the December 31, 1998 average physical occupancy calculation.

(5) Properties owned through joint venture investments.

(6) Property combined with an adjacent property, The Reserve, in 1998.

(7) Miramar is a student housing project for Texas A&M at Corpus Christi. Average occupancy includes summer, which is normally subject to high vacancies.

(8) Development property - average occupancy calculated from date at which occupancy exceeded 90% through year-end.

(9) Property acquired during 1998 while still under lease-up. Occupancy percentage listed is as of March 1, 1999, and is excluded from the December 31, 1998 average physical occupancy calculation.

DEVELOPMENT PROPERTIES

         At December 31, 1998, we had 14 development properties in various stages of construction as follows:

                                                            NUMBER OF
                                                            APARTMENT       ESTIMATED COST     ESTIMATED DATE     ESTIMATED DATE OF
        PROPERTY AND LOCATION           PRODUCT TYPE          HOMES         ($ MILLIONS)*       OF COMPLETION       STABILIZATION
------------------------------------- ----------------- ----------------- ------------------ ------------------- -------------------
Renaissance Pointe II
         Orlando, FL                       Garden               306            $ 17.3                1Q99                 3Q99

The Park at Goose Creek
         Baytown, TX                     Affordable             272              11.8                2Q99                 4Q99

The Park at Midtown
         Houston, TX                        Urban               337              21.5                2Q99                 4Q99

The Park at Interlocken
         Denver, CO                        Garden               340              34.9                3Q99                 1Q00

The Park at Holly Springs
         Houston, TX                       Garden               548              37.1                3Q99                 3Q00

The Park at Caley
         Denver, CO                         Urban               218              18.3                4Q99                 1Q00

The Park at Oxmoor
         Louisville, KY                    Garden               432              22.1                4Q99                 3Q00

The Park at Greenway
         Houston, TX                        Urban               756              55.7                4Q99                 4Q00

The Park at Arizona Center
         Phoenix, AZ                        Urban               325              22.0                1Q00                 3Q00

The Park at Lee Vista
         Orlando, FL                       Garden               492              32.8                1Q00                 4Q00

The Park at Mission Viejo
         Mission Viejo, CA                 Garden               380              42.0                2Q00                 4Q00

The Park at Farmers Market, Phase I
         Dallas, TX                         Urban               600              45.9                4Q00                 3Q01
                                                              -----            ------

                                                              5,006             361.4

Marina Pointe II                                                                                     To Be               To Be
         Tampa, FL                         Garden               352              25.2              Determined          Determined

The Park at Steeplechase                                                                             To Be               To Be
         Houston, TX                     Affordable             300              13.5              Determined          Determined
                                                              -----            ------

Total for 14 development properties                           5,658            $400.1
                                                              =====            ======

--------------
* At December 31, 1998, we had incurred $182.3 million of the estimated $400.1 million.

         The total budgeted cost of the development properties is approximately $400.1 million, with a remaining cost to complete, as of December 31, 1998, of approximately $217.8 million. There can be no assurance that our budget, leasing or occupancy estimates will be attained for the development properties or that their performance will be comparable to that of our existing portfolio.

                                 USE OF PROCEEDS

         We estimate that we will receive net proceeds of approximately $197,580,000 from the sale of the notes offered by this prospectus supplement, after deducting underwriting discounts and commissions. We intend to use the net proceeds to repay the outstanding balances under our unsecured lines of credit of approximately $172 million and for general working capital purposes. Our lines of credit mature in July 1999 through July 2000. The scheduled interest rates range from LIBOR plus 95 basis points to prime.

                       RATIO OF EARNINGS TO FIXED CHARGES

         Our ratio of earnings to fixed charges for the year ended December 31, 1997 was 2.13x and for the year ended December 31, 1998 was 1.81x.

         We computed our ratios of earnings to fixed charges by dividing earnings by fixed charges. For these purposes, earnings have been calculated by adding fixed charges to income from operations before income taxes. Fixed charges consist of interest costs, the interest portion of rental expense, other than on capital leases, estimated to represent the interest factor in such rental expense and the amortization of debt discounts and issue costs.

         Please see the section entitled "Ratio of Earnings to Fixed Charges" in the accompanying prospectus for our ratios of earnings to fixed charges for certain prior periods.

                                 CAPITALIZATION

         The following sets forth our debt and capitalization at December 31, 1998 and as adjusted to reflect this offering and the application of the net proceeds of this offering as described under "Use of Proceeds" above. You should read the information included in the table in conjunction with our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated by reference in this prospectus supplement.


                                                                           December 31, 1998
                                                              ------------------------------------------
                                                                  Actual      Adjustments    As Adjusted
                                                              -----------     -----------    -----------
                                                                (in thousands, except per share amounts)
Notes Payable:
   Unsecured..............................................    $   632,923     $  18,000(1)   $   650,923
   Secured................................................        369,645                        369,645
                                                              -----------                    -----------
               Total notes payable........................      1,002,568                      1,020,568

7.33% Convertible Subordinated Debentures.................          3,576                          3,576
Minority Interests........................................         71,783                         71,783

Shareholders' Equity:
     Preferred shares of beneficial interest; $2.25 Series A
         Cumulative Convertible, $0.01 par value; 10,000
         authorized; 4,165 issued and outstanding.........             42                             42
     Common shares of beneficial interest, $0.01 par value;
         100,000 authorized; 45,123 issued ...............            447                            447
         Additional paid-in capital.......................      1,299,539                      1,299,539
         Distributions in excess of net income............        (98,897)                       (98,897)
         Unearned restricted share awards.................        (10,039)                       (10,039)
         Less: treasury shares, at cost...................        (20,704)                       (20,704)
                                                              -----------                    -----------
               Total shareholders' equity.................      1,170,388                      1,170,388
                                                              -----------                    -----------
                        Total capitalization..............    $ 2,248,315                    $ 2,266,315
                                                              ===========                    ===========


(1) Includes the repayment of the outstanding balances under our unsecured lines of credit of approximately $182 million and the issuance of $200 million of notes in this offering.

                             SELECTED FINANCIAL DATA

         The following table sets forth our selected financial data, which has been derived from financial statements audited by Deloitte & Touche LLP, independent auditors.


                                                                           YEAR ENDED DECEMBER 31,
                                                       -------------------------------------------------------------------
                                                          1998*          1997**        1996         1995          1994
                                                       ----------     ----------    ----------   ----------    -----------
                                                                  (in thousands, except per share amounts)
OPERATING DATA
Revenues
   Rental income                                       $  300,632     $  187,928    $  105,785   $   92,275    $    71,468
   Other property income                                   18,093          9,446         4,453        3,617          2,811
                                                       ----------     ----------    ----------   ----------    -----------
       Total property income                              318,725        197,374       110,238       95,892         74,279
   Equity in income of joint ventures                       1,312          1,141
   Fee and asset management                                 1,552            743           949        1,029            721
   Other income                                             2,250            531           419          353            456
                                                       ----------     ----------    ----------   ----------    -----------
       Total revenues                                     323,839        199,789       111,606       97,274         75,456
Expenses
   Property operating and maintenance                      97,137         70,679        40,604       37,093         29,352
   Real estate taxes                                       31,469         21,028        13,192       11,481          8,962
   General and administrative                               7,998          4,389         2,631        2,263          2,574
   Interest                                                50,467         28,537        17,336       13,843          8,807
   Depreciation and amortization                           78,113         44,836        23,894       20,264         16,239
                                                       ----------     ----------    ----------   ----------    -----------
       Total expenses                                     265,184        169,469        97,657       84,944         65,934
Income before gain on sales of properties, loss
   related to early retirement of debt and
   minority interests                                      58,655         30,320        13,949       12,330          9,522
Gain on sales of properties                                               10,170           115
Loss related to early retirement of debt                                    (397)       (5,351)
                                                       ----------     ----------    ----------   ----------    -----------
Income before minority interests                           58,655         40,093         8,713       12,330          9,522
Minority interests                                        ( 1,322)        (1,655)
                                                       ----------     ----------    ----------   ----------    -----------
Net income                                                 57,333         38,438         8,713       12,330          9,522
Preferred share dividends                                  (9,371)                          (4)         (39)           (20)
                                                       ----------     ----------    ----------   ----------    -----------
Net income to common shareholders                      $   47,962     $   38,438    $    8,709   $   12,291    $     9,502
                                                       ==========     ==========    ==========   ==========    ===========

Basic earnings per share                               $     1.16     $     1.46    $     0.59   $     0.86    $      0.78
Diluted earnings per share                             $     1.12     $     1.41    $     0.58   $     0.86    $      0.77
Distributions per common share                         $     2.02     $     1.96    $     1.90   $     1.84    $      1.76
Weighted average number of common shares                   41,174         26,257        14,849       14,325         12,188
   outstanding
Weighted average number of common and common               44,183         28,356        14,979       14,414         12,310
   dilutive equivalent shares outstanding

BALANCE SHEET DATA (AT END OF PERIOD)
Real estate assets                                     $2,487,942     $1,397,138    $  646,545   $  607,598    $   510,324
Accumulated depreciation                                 (167,560)       (94,665)      (56,369)     (36,800)       (17,731)
Total assets                                            2,347,982      1,323,620       603,510      582,352        504,284
Notes payable                                           1,002,568        480,754       244,182      235,459        149,547
Minority interests                                         71,783         63,325
Convertible subordinated debentures                         3,576          6,025        27,702       44,050         47,800
Series A Preferred Shares issued in 1993                                                              1,950          1,950
Shareholders' equity                                    1,170,388        710,564       295,428      267,829        277,604

Common shares outstanding                                  43,825         31,694        16,521       14,514         14,273

OTHER DATA
Cash Flows provided by (used in):
   Operating activities                                $  138,419     $   65,974    $   41,267   $   37,594    $    33,560
   Investing activities                                   (55,013)       (73,709)      (41,697)     (97,003)      (198,087)
   Financing activities                                   (84,227)        11,837         2,560       59,404        159,388
Funds from operations ***                                 137,996         75,753        39,999       35,260         28,604

   *     Effective April 1, 1998, we acquired Oasis Residential, Inc.

  **     Effective April 1, 1997, we acquired Paragon Group, Inc.

 *** Management considers FFO to be an appropriate measure of the performance of an equity REIT. The National Association of Real Estate Investment Trusts ("NAREIT") currently defines FFO as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. In addition, extraordinary or unusual items, along with significant non-recurring events that materially distort the comparative measure of FFO are typically disregarded in its calculation. Prior to March 1995 the NAREIT definition of FFO required the add back of non-real estate depreciation and amortization, such as loan cost amortization. We adopted the new FFO definition prescribed by NAREIT during 1995. Our definition of FFO also assumes conversion at the beginning of the period of all convertible securities, including minority interests, which are convertible into common equity. We believe that in order to facilitate a clear understanding of our consolidated historical operating results, FFO should be examined in conjunction with net income as presented in the consolidated financial statements and data included elsewhere in our reports. FFO is not defined by generally accepted accounting principles. FFO should not be considered as an alternative to net income as an indication of our operating performance or to net cash provided by operating activities as a measure of our liquidity. Further, FFO as disclosed by other REITs may not be comparable to our calculation.

                            DESCRIPTION OF THE NOTES

         This description of the particular terms of the notes offered hereby supplements and, to the extent inconsistent, replaces the description of the general terms and provisions of the notes set forth in the accompanying prospectus.

         The notes are to be issued under an Indenture and a Supplemental Indenture, each dated as of February 15, 1996 (collectively, the "Indenture"), which we have entered into with U.S. Trust Company of Texas, N.A. and which has been filed with the SEC and incorporated by reference herein, and is available for inspection at the corporate trust office of U.S. Trust Company of Texas, N.A. at 2001 Ross Avenue, Suite 2700, Dallas, Texas 75201. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended.

         The following summarizes selected provisions of the Indenture and the notes (the forms of which have been filed, pursuant to a Current Report on Form 8-K, as exhibits to the registration statement of which the prospectus forms a part). It does not restate the Indenture or the terms of the notes in their entirety. We urge you to read the Indenture and the form of note because they, and not this description, define your rights as holders of the notes.

GENERAL

         The notes will be limited to an aggregate principal amount of $200,000,000 and will mature, unless previously redeemed, on April 15, 2004. The notes will be senior unsecured obligations and will rank equally with each other and with all other of our outstanding unsecured and unsubordinated indebtedness. The notes will be effectively subordinated to our mortgages and other secured indebtedness and to our subsidiaries' indebtedness. Accordingly, such prior indebtedness will have to be satisfied in full before holders of the notes will be able to realize any value from the secured or indirectly-held properties.

         As of December 31, 1998, on a pro forma basis after giving effect to the issuance of the notes offered hereby and the application of the proceeds from the offering, our and our subsidiaries' total outstanding indebtedness would be approximately $1,020,568,000, of which approximately 64% would be unsecured. We may incur additional indebtedness, including secured indebtedness, subject to the provisions described below under "Limitations on Incurrence of Indebtedness."

         Except as described under "-- Limitations on Incurrence of Indebtedness" and "-- Merger, Consolidation and Sale" below and under "Description of Debt Securities--Merger, Consolidation or Sale" and "-- Certain Covenants" in the accompanying prospectus, the Indenture does not contain any other provisions that would limit our ability to incur indebtedness or that would afford holders of the notes protection if we were to engage transactions such as a highly leveraged or similar transaction, a change of control or a reorganization, restructuring, merger or similar transaction. In addition, subject to the limitations set forth under "--Limitations on Incurrence of Indebtedness" and "-- Merger, Consolidation and Sale" below or under "Description of Debt Securities--Merger, Consolidation or Sale" and "--Certain Covenants" in the accompanying prospectus, we may, in the future, enter into transactions, such as the sale of all or substantially all of our assets or a merger or consolidation that would increase the amount of our indebtedness or substantially reduce or eliminate our assets, which may have an adverse effect our ability to service indebtedness, including the notes. We have no present intention of engaging in a highly leveraged or similar transaction.

PRINCIPAL AND INTEREST

         Interest on the notes will accrue at the rate of 7% per year and will be payable semi-annually on April 15 and October 15, commencing on October 15, 1999. We will make each interest payment to the holders of record of the notes on the immediately preceding April 1 and October 1.

         Interest on the notes will accrue from April 20, 1999 or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year of twelve 30-day months. If any interest payment date or date of maturity falls on a day that is not a business day, the required payment will be made on the next business day.

OPTIONAL REDEMPTION

         We may redeem on any one or more occasions some or all of the notes before they mature. The redemption price will equal the sum of (1) an amount equal to 100% of the principal amount thereof and (2) a make-whole premium, together with accrued and unpaid interest up to but not including the redemption date. We will calculate the make-whole premium as the amount of:

         o the aggregate present value as of the redemption date of each dollar of principal of the notes being redeemed and the amount of interest (exclusive of interest accrued to the redemption date) that would have been payable in respect of such dollar if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third business day preceding the date the notice of redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had not been made, in excess of

         o        the aggregate principal amount of the notes being redeemed.

         "Reinvestment Rate" means .25% (twenty-five one hundredths of one percent) plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available prior to the date of determining the make-whole premium (or if such Statistical Release is no longer published, any such other reasonably comparable index that we designate) under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the then remaining maturity of such notes. If no maturity exactly corresponds to such maturity, the Reinvestment Rate will be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the yields for the two published maturities most closely corresponding to such maturity.

         We will give you notice of any optional redemption at your address, as shown in our security register, at least 30 but not more than 60 days before the redemption date. The notice of redemption will specify, among other items, the redemption price and the principal amount of the notes held by such holder to be redeemed.

         If we redeem less than all of the notes at any time, we will notify the trustee at least 45 days prior to the redemption date (or such shorter period as is satisfactory to the trustee) of the aggregate principal amount of notes to be redeemed and their redemption date. The trustee will select the notes to be redeemed in such manner as it deems fair and appropriate. We will not redeem in part notes of $1,000 or less.

         On and after the redemption date, the notes or portions of them called for redemption will cease accruing interest unless we fail to give notice as provided in the Indenture or default in the payment of the redemption price.

LIMITATIONS ON INCURRENCE OF INDEBTEDNESS

         Under the Indenture, we may not, and may not permit any of our Subsidiaries (as defined below) to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all of our and our Subsidiaries' outstanding Debt on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of (without duplication):

         1. our and our Subsidiaries' Total Assets (as defined below) as of the end of the calendar quarter covered in our Annual Report on Form 10- K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Securities Exchange Act of 1934, with the trustee) prior to the incurrence of such additional Debt; and

         2. the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by us or any of our Subsidiaries since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.

         In addition, we may not, and may not permit any of our Subsidiaries to, incur any Debt secured by any Encumbrance (as defined below) upon any of our or our Subsidiaries' property if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all of our and our Subsidiaries' outstanding Debt on a consolidated basis which is secured by any Encumbrance on our or any of our Subsidiaries' property is greater than 40% of the sum of (without duplication):

         1. our and our Subsidiaries' Total Assets as of the end of the calendar quarter covered in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Securities Exchange Act, with the trustee) prior to the incurrence of such additional Debt; and

         2. the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by us or any of our Subsidiaries since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.

         Also, neither we nor our Subsidiaries may at any time own Total Unencumbered Assets (as defined below) equal to less than 150% of the aggregate outstanding principal amount of the Unsecured Debt (as defined below) on a consolidated basis.

         Furthermore, we may not, and may not permit any of our Subsidiaries to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred will have been less than 1.5:1, on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumptions that:

         1. such Debt and any other Debt that we or any of our Subsidiaries incur since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had been incurred at the beginning of such period;

         2. the repayment or retirement of any other of our and our Subsidiaries' Debt since the first date of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility will be computed based upon the average daily balance of such Debt during such period);

         3. in the case of Acquired Debt (as defined below) or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and

         4. if we or any of our Subsidiaries acquire or dispose of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

         "Acquired Debt" means Debt of a person:

         1.       existing at the time such person becomes a Subsidiary; or

         2. assumed in connection with the acquisition of assets from such person or entity,

in each case, other than Debt incurred in connection with, or in contemplation of, such person becoming a Subsidiary or such acquisition. Acquired Debt will be deemed to be incurred on the date of the related acquisition of assets from any person or the date the acquired person becomes a Subsidiary.

         "Annual Service Charge" as of any date means the maximum amount which is payable in any period for interest on, and original issue discount of, our and our Subsidiaries' Debt and the amount of dividends which are payable in respect of any Disqualified Stock (as defined below).

         "Capital Stock" means, with respect to any person, any capital stock (including preferred stock), shares, interests, participation or other ownership interests (however designated) of such person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.

         "Consolidated Income Available for Debt Service" for any period means our and our Subsidiaries' Earnings from Operations (as defined below), plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication):

         1.       our and our Subsidiaries' interest on Debt;

         2.       our and our Subsidiaries' provision for taxes based on income;

         3.       amortization of debt discount and deferred financing costs;

         4. provisions for gains and losses on properties and property depreciation and amortization;

         5. the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for such period; and

         6.       amortization of deferred charges.

         "Debt" means, without duplication, any of our and our Subsidiaries' indebtedness, whether or not contingent, in respect of:

         1. borrowed money or evidenced by bonds, notes, debentures or similar instruments;

         2. indebtedness for borrowed money secured by any Encumbrance existing on our or any of our Subsidiaries' property;

         3. the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued (other than letters of credit issued to provide credit enhancement or support with respect to other of our or any of our Subsidiaries' indebtedness otherwise reflected as Debt hereunder) or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement;

         4. the principal amount of all of our and our Subsidiaries' obligations with respect to redemption, repayment or other repurchase of any Disqualified Stock; or

         5. any lease of property in which we or any of our Subsidiaries is a lessee which is reflected on our consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles, to the extent, in the case of items of indebtedness under (1) through (3) above, that any such items (other than letters of credit) would appear as a liability on our consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any of our or our Subsidiaries' obligations to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of a person other than our company or any of our Subsidiaries (it being understood that we will be deemed to incur Debt whenever we or any of our Subsidiaries creates, assumes, guarantees or otherwise becomes liable in respect thereof).

         "Disqualified Stock" means, with respect to any person, any Capital Stock of such person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise:

         1. matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock);

         2. is convertible into or exchangeable or exercisable for Debt or Disqualified Stock; or

         3. is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for common stock),

in each case on or prior to the stated maturity of the notes.

         "Earnings from Operations" for any period means net earnings excluding gains and losses on sales of investments, as reflected in our consolidated financial statements for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

         "Encumbrance" means any mortgage, lien, charge, pledge or security interest of any kind.

         "Subsidiary" means any corporation or other entity of which we directly, or indirectly through one or more of our Subsidiaries, own a majority of the voting power of the voting equity securities or the outstanding equity interests. For the purposes of this definition, "voting equity securities" means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

         "Total Assets" as of any date means the sum of:

         1.       the Undepreciated Real Estate Assets; and

         2. all of our and our Subsidiaries' other assets determined in accordance with generally accepted accounting principles (but excluding accounts receivable and intangibles).

         "Total Unencumbered Assets" means the sum of

         1. those Undepreciated Real Estate Assets not subject to an Encumbrance for borrowed money; and

         2. all of our and our Subsidiaries' other assets not subject to an Encumbrance for borrowed money determined in accordance with generally accepted accounting principles (but excluding accounts receivable and intangibles).

         "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of our and our Subsidiaries' real estate assets on such date, before depreciation and amortization determined on a consolidated basis in accordance with generally accepted accounting principles.

         "Unsecured Debt" means Debt which is not secured by any Encumbrance upon any of our or our Subsidiaries' properties.

         See "Description of Debt Securities--Certain Covenants" in the accompanying prospectus for a description of additional covenants applicable to us.

MERGER, CONSOLIDATION AND SALE

         Under the Indenture, we may consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other entity, provided that:

         1. either we are the continuing entity, or the successor entity expressly assumes the all of the notes and all of our obligations relating to the notes;

         2. immediately after giving effect to such transaction and treating any indebtedness that becomes our obligation as a result thereof as having been incurred by us at the time of such transaction, no event of default under the Indenture, and no event that after notice or the lapse of time, or both, would become such an event of default, has occurred and is continuing; and

         3. an officers' certificate and legal opinion covering such conditions is delivered to the trustee.

EVENTS OF DEFAULT, NOTICE AND WAIVER

         The Indenture provides that the following events are "Events of Default" with respect to the notes:

         1. default for 30 days in the payment of any installment of interest and other amounts payable on any note when due and payable;

         2. default in the payment of the principal of (and various other amounts due under) any note when due and payable;

         3. default in the performance, or breach, of any of our covenants contained in the Indenture that continues for 60 days after written notice as provided in the Indenture;

         4. default under any bond, debenture, note, mortgage, indenture or instrument with an aggregate principal amount outstanding of at least $10,000,000, which default has resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged or such acceleration having been rescinded or annulled within a period of 30 days after written notice to us as provided in the Indenture;

         5. the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against us in an aggregate amount (excluding amounts covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts covered by insurance) in excess of $10,000,000 for a period of 30 consecutive days; or

         6. certain events of bankruptcy, insolvency or reorganization or appointment of a receiver, liquidator or trustee.

         See "Description of Debt Securities -- Events of Default, Notice and Waiver" in the accompanying prospectus for a description of rights, remedies and other matters relating to Events of Default.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

         The provisions of Article 14 of the Indenture relating to defeasance and covenant defeasance, which are described in the accompanying prospectus, will apply to the notes.

BOOK ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANy

         The notes will be represented by one global security that will be deposited with and registered in the name of The Depository Trust Company ("DTC") or its nominee. This means that we will not issue certificates to you for the notes. One global security will be issued to DTC, who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. Each participant will then keep a record of its clients. Unless it is exchanged in whole or in part for a certificated security, a global security may not be transferred. However, DTC, its nominees, and their successors may transfer a global security as a whole to one another. Beneficial interests in the global security will be shown on, and transfers of the global security will be made only through, records maintained by DTC and its participants.

         DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also records the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in its participants' accounts. This eliminates the need to exchange certificates. Direct participants of DTC include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations.

         DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the Securities and Exchange Commission.

SAME-DAY SETTLEMENT AND PAYMENT

         The underwriters will make settlement for the notes in immediately available funds. We will make all payments of principal and interest in respect of the notes in immediately available funds.

         The notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the notes are issued in certificated form, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds.

                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

         The following discussion summarizes certain federal income tax considerations relating to the acquisition, ownership and disposition of the notes. The following summary is for general information only, is not exhaustive of all possible tax considerations and is not intended to be and should not be construed as tax advice. For example, this summary addresses only notes held as capital assets by initial holders purchasing notes at the "issue price" (generally, the first price to the public (excluding bond houses, brokers or similar persons or organizations acting as underwriters, placement agents or wholesalers) at which a substantial amount of notes is sold for money). This summary does not purport to deal with all aspects of taxation that may be relevant to a particular noteholder or persons in special tax situations such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding the notes as a hedge against currency risk or as a position in a "straddle" for U.S. tax purposes, persons whose functional currency is not the U.S. dollar, tax-exempt organizations or foreign corporations and persons who are not citizens of residents of the United States (except as described under the heading "Non-U.S. Holders"). It does not give a detailed discussion of any state, local or foreign tax consequences and does not discuss all aspects of federal income taxation that might be relevant to a specific holder in light of its particular investment or tax circumstances.

         The information in this section is based on the Internal Revenue Code, current, temporary and proposed Treasury Regulations thereunder, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service and court decisions, all as of the date hereof. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of current law. Any such change could apply retroactively to transactions preceding the date of the change. Thus, no assurance can be provided that the statements set forth herein (which do not bind the Internal Revenue Service of the courts) will not be challenged by the Internal Revenue Service or will be sustained by a court if so challenged.

         You are advised to consult with your own tax advisor regarding the specific tax consequences to you of the acquisition, ownership, sale or other disposition of notes in light of your specific tax and investment situation and the specific federal, state, local and foreign tax laws applicable to you.

FEDERAL INCOME TAXATION OF THE COMPANY

         We have elected to be taxed as a REIT under the Internal Revenue Code since our taxable year ended December 31, 1993. We believe that we have been organized and have operated in a manner that qualifies for taxation as a REIT under the Internal Revenue Code. We also believe that we will continue to operate in a manner which will preserve our status as a REIT. We cannot, however, assure you that such requirements will be met in the future.

         The sections of the Internal Revenue Code that govern the federal income tax treatment of REITs are highly technical and complex. This summary is qualified in its entirety by the applicable provisions of the Internal Revenue Code, rules and regulations promulgated thereunder, and the administrative and judicial interpretations thereof.

         As long as we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on that portion of our ordinary income or capital gain that is currently distributed to shareholders. The REIT provisions of the Internal Revenue Code generally allow us to deduct dividends paid to our shareholders. The deduction for dividends paid to shareholders substantially eliminates the federal "double taxation" on earnings (once at the corporate level and once again at the shareholder level) that usually results from an investment in a corporation.

         Even if we qualify for taxation as a REIT, we will be subject to federal income tax as follows:

         o we will be taxed at regular corporate rates on our undistributed REIT taxable income, including undistributed net capital gains;

         o under certain circumstances, we may be subject to the "alternative minimum tax" as a consequence of our items of tax preference;

         o we will be taxed at the highest corporate rate on our net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property;

         o we will be subject to a 100% tax on any net income from prohibited transactions (which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property);

         o if we fail to satisfy the gross income tests under the REIT provisions of the Internal Revenue Code, but have maintained our qualification as a REIT, we will be subject to a tax equal to the net income attributable to the greater of the amount by which we fail such tests, multiplied by a fraction intended to reflect our profitability;

         o we will be subject to a 4% excise tax on the excess of the distributions to shareholders required by the Internal Revenue Code, over the amount we actually distribute; and

         o if (a) we acquire any asset from a C corporation (i.e., a corporation subject to full corporate-level tax) in a carryover-basis transaction, and (b) we subsequently recognize gain on the disposition of such asset during the ten-year period beginning on the date on which we acquire the asset, then the excess of the fair market value of the asset as of the beginning of the 10-year period over our adjusted basis in such asset at such time will be subject to tax at the highest regular corporate rate.

REIT QUALIFICATION

         Income Tests. In general, in order to qualify as a REIT, we must derive at least 95% of our gross income from real estate sources and certain passive investments. We must also derive at least 75% of our gross income from real estate sources. Rent derived from leases will be qualifying income under the REIT requirements, provided several requirements are satisfied. Among other requirements, a lease may not have the effect of giving us a share of the net income of the lessee, and the amount of personal property leased under the lease must not exceed a defined threshold. In addition, all leases must also qualify as "true" leases for federal income tax purposes (as opposed to service contracts, financing transactions, joint ventures and other types of arrangements). Generally, we may not provide services to lessees or their subtenants, other than services customarily furnished or rendered in connection with the rental of real property and de minimis non-customary services.

         Payments under a lease will not constitute qualifying income for purposes of the REIT requirements if we own, directly or indirectly, 10% or more of the ownership interests in the lessee. Constructive ownership rules will apply to determine our ownership in a lessee. For instance, we will be deemed to own the assets of shareholders (potentially including any ownership interest owned in lessees of our properties) who own 10% or more in value of our shares. Our declaration of trust contains provisions that are designed to prevent a shareholder from owning common shares that would cause us to own, actually or constructively, 10% or more of the ownership interests in a lessee. Thus, we should never own, actually or constructively, 10% or more of a lessee. However, no absolute assurance can be given that transfers, or other events of which we have no knowledge, will not cause us to own constructively 10% or more of one or more lessees at some future date.

         Asset Tests. On the last day of each calendar quarter, we must meet two tests concerning the nature of our assets. First, at least 75% of the value of our total assets generally must consist of real estate assets, cash, cash items (including receivables) and government securities. For this purpose, "real estate assets" include interests in real property, interests in loans secured by mortgages on real property or by certain interests in real property, shares in other REITs and certain options, but exclude mineral, oil or gas royalty interests. The temporary investment of new capital in debt instruments also qualifies under this 75% asset test, but only for the one-year period beginning on the date we receive the new capital. Second, the asset tests prevent us from holding securities (excluding any government securities) which represent more than 25% of the value of our total assets and further prevent us from holding 10% or more of the voting securities of a corporate issuer (other than our wholly-owned corporate subsidiaries), or from investing more than 5% of our assets in securities of any corporate issuer (other than our wholly-owned corporate subsidiaries). We must satisfy the asset tests at the close of each quarter (or, to the extent that we fail an asset test as of the close of the quarter because of the acquisition of any security or property during such quarter, within the 30-day period following the close of the quarter). We cannot assure you that the Internal Revenue Service will not challenge our compliance with these tests. If we hold assets in violation of the applicable asset tests, we would be disqualified as a REIT.

         Other Restrictions. The REIT requirements impose a number of other restrictions on our operations. For example, any net income that we derive from sales of property in the ordinary course of business (other than inventory acquired by reason of some foreclosures) is subject to a 100% tax unless eligible for a safe harbor. Due to minimum distribution requirements, we must generally distribute each year at least 95% of our taxable income for the year (excluding any net capital gain).

FAILURE TO QUALIFY AS A REIT

         If we fail to qualify for taxation as a REIT in any taxable year and certain relief provisions do not apply, the following consequences will occur:

         o we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates;

         o        we will be unable to deduct distributions to our shareholders;

         o        we will not be required to make shareholder distributions;

         o to the extent that we make distributions from our current and accumulated earnings and profits, the distributions will be dividends, taxable to our shareholders as ordinary income;

         o subject to certain limitations of the Internal Revenue Code, our corporate shareholders may be eligible for the dividends-received deduction; and

         o unless we are entitled to relief under specific statutory provisions, we will be disqualified from qualification as a REIT for the four taxable years following the year during which qualification is lost.

         It is not possible to state whether in all circumstances we would be entitled to such statutory relief. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally incur exceeds the limit on such income, the Internal Revenue Service could conclude that we are not entitled to statutory relief because our failure to satisfy the tests was not due to reasonable cause.

PROPOSED LEGISLATION

         The rules dealing with federal income taxation are constantly under review by Congress, the Internal Revenue Service and the Treasury Department. For example, on February 1, 1999, President Clinton released a proposed budget for fiscal year 2000. The budget proposal contained a variety of proposed income tax changes, three of which pertain to REITs. First, under current law, REITs may not own more than 10% of the voting stock of a regular corporation. Under the proposal, they also would not be permitted to own more than 10% of the value of all classes of stock of a corporation unless the corporation qualified as a "qualified business subsidiary" or a "qualified independent contractor subsidiary." Even if it did so qualify, the proposal would disallow a deduction for all interest payments on debt to a REIT that owns stock of such entities. Second, a new restriction would be imposed on REITs, prohibiting any one person other than a REIT from owning more than 50% of the total combined voting power of all voting stock or more than 50% of the total value of shares of all classes of stock of the REIT. Current law already contains ownership restrictions applicable to individuals; this new limitation would affect owners other than individuals. This proposal would be effective for entities electing REIT status for taxable years beginning on or after the date of first committee action. Third, a regular C corporation with a fair market value of more than $5,000,000 which elects REIT status or merges into a REIT would be treated as if it had liquidated and distributed all its assets to its shareholders, and its shareholders had then contributed the assets to the electing or existing REIT. This deemed liquidation would cause the regular corporation to be taxed as if it had sold its assets for fair market value and would cause its shareholders to be taxed as if they had sold their stock for fair market value. The proposal would be effective for elections that are first effective for taxable years beginning after January 1, 2000, and for mergers into REITs after December 31, 1999. Changes to the federal laws and interpretations thereof could adversely affect the tax consequences of an investment in us. We cannot predict whether, when, in what forms, or with what effective dates, these or any other provisions could become effective.

U.S. HOLDERS

         As used herein, the term "U.S. Holder" means a beneficial owner of a note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any state thereof or the District of Columbia, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a note is effectively connected with the conduct of a United States trade or business. As used herein, the term "non-U.S. Holder" means a beneficial owner of a note that is not a U.S. Holder.

         Payments of Interest. Under general principles of current United States federal income tax law, payments of interest on a debt instrument generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting). Since the notes are being issued to you at par value (and the interest payable on such notes constitutes "qualified stated interest" for federal income tax purposes), the notes will not be treated as having original issue discount.

         Disposition of a Note. Under general principles of current United States federal income tax law, upon the sale, exchange or retirement of a note, a U.S. Holder generally will recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized upon the sale, exchange or retirement (other than amounts representing accrued and unpaid interest which will be taxable as interest income) and such U.S. Holder's adjusted tax basis in its note. A U.S. Holder's adjusted tax basis in a note is generally equal to such U.S. Holder's initial investment in such note (increased by accrued market discount, if any, if the U.S. Holder has included such market discount in income), decreased by the amount of any payments, other than qualified stated interest payments, received and amortizable bond premium taken with respect to such note.

         Any gain or loss realized by a U.S. Holder upon the sale, exchange or retirement of a note generally will be long-term or short-term capital gain or loss, depending upon how long the U.S. Holder has held the note. Any gain realized by a U.S. Holder that is a corporation will be subject to a maximum 35% tax rate. Under the Taxpayer Relief Act of 1997 (the "Relief Act"), individuals, trusts and estates that hold certain investments for more than 18 months may be taxed at a maximum long-term capital gain rate of 20% on the sale or exchange of those investments. Individuals, trusts and estates that hold certain assets for more than one year but not more than 18 months may be taxed at a maximum mid-term capital gain rate of 28% on the sale or exchange of those investments. However, the Internal Revenue Service Restructuring Reform Act of 1998 eliminated the 18 month holding period requirement, effective for taxable years ending after December 31, 1997, and therefore the 20% long-term capital gains rate will generally apply to capital assets held for more than one year. Investors are urged to consult their own tax advisors with respect to the rules contained in the Relief Act.

         Market Discount. If you are a U.S. Holder that purchases a note for an amount that is less than its issue price (or, if you are a subsequent purchaser, its stated redemption price at maturity), you will be treated as having purchased such note at a "market discount," unless such market discount is less than a specified de minimis amount.

         Under the market discount rules, you will be required to treat any partial principal payment on, or any gain realized on the sale, exchange, retirement or other disposition of, a note as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount that has not previously been included in income and is treated as having accrued on such note at the time of such payment or disposition. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless you elect to accrue market discount using the "constant interest rate" method.

         You may also be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained by you to purchase or carry a note with market discount until the maturity of the note or certain earlier dispositions, because a current deduction is only allowed to the extent the interest expense exceeds an allocable portion of market discount. You may elect to include market discount in income currently as it accrues (on either a ratable or "constant interest rate" basis), in which case the rules described above in this paragraph and the first sentence of the immediately preceding paragraph will not apply. Generally, such currently included market discount is treated as ordinary interest for United States income tax purposes (although if you are a Non-U.S. Holder, such market discount would be treated as ordinary income, but not as interest). Such an election will apply to all debt instruments acquired by you on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the Internal Revenue Service.

         Premium. If you are a U.S. Holder that purchases a note for an amount that is greater than the sum of all amounts payable on the note after the purchase date other than payments of qualified stated interest, you will be considered to have purchased the note with "amortizable bond premium" equal in amount to such excess. You may elect to amortize such premium using a constant yield method over the remaining term of the note and may offset interest otherwise required to be included by you in respect of the note during any taxable year by the amortized amount of such excess for the taxable year. However, if the note may be optionally redeemed after you acquire it at a price in excess of its stated redemption price at maturity, special rules would apply which could result in a deferral of the amortization of some bond premium until later in the term of the note. Any election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by you and may be revoked only with the consent of the Internal Revenue Service.

NON-U.S. HOLDERS

         Generally, a non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium, if any, or interest on a note, if (a) such non-U.S. Holder does not own 10% or more of the shares of beneficial interest of the company and (b) the last United States payor in the chain of payment (the "Withholding

Agent") has received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement signed by the beneficial owner of the note under penalties of perjury certifying that such owner is not a U.S. Holder and providing the name and address of the beneficial owner. The statement may be made on an Internal Revenue Service Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the Internal Revenue Service Form W-8 or the substitute form provided by the beneficial owner to the organization or institution. Interest received by a non-U.S. Holder which does not qualify for exemption from taxation will be subject to United States federal income tax and withholding tax at a rate of 30% unless reduced or eliminated by applicable tax treaty. The Treasury Department is considering implementation of further certification requirements aimed at determining whether the issuer of a debt obligation is related to holders thereof.

         Capital Gains. Generally, a non-U.S. Holder will not be subject to federal income taxes on any amount which constitutes capital gain upon retirement or disposition of a note, provided the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.

         Estate of Non-U.S. Holder. The notes will not be includible in the estate of a non-U.S. Holder unless the individual owns directly or indirectly 10% or more of the shares of beneficial interest of the company or, at the time of such individual's death, payments in respect of the notes would have been effectively connected with the conduct by such individual of a trade or business in the United States.

         Gain or Income Received by a Foreign Corporation. A foreign corporation whose income or gain in respect of a note is effectively connected with the conduct of a United States trade or business, in addition to being subject to regular U.S. income tax, may be subject to a branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Internal Revenue Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable tax treaty (as modified by the branch profits tax rules).

BACKUP WITHHOLDING

         Backup withholding of United States income tax at a rate of 31% may apply to payments made in respect of the notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the notes to a U.S. Holder must be reported to the Internal Revenue Service, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

         Brokers. In addition, upon the sale of a note to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the Internal Revenue Service, unless either (1) the broker determines that the seller is an exempt recipient or (2) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an Internal Revenue Service Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

         Amounts Withheld. Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States federal income tax provided the required information is furnished to the Internal Revenue Service.

         Final Regulations. The United States Treasury has recently finalized regulations regarding the withholding and information reporting rules discussed above. In general, these regulations do not alter the substantive withholding and information reporting requirements, but unify certification procedures and forms and clarify and modify reliance standards. These regulations generally are effective for payments made after December 31, 1999, subject to certain transition rules. Valid withholding certificates that are held on December 31, 1999, will remain valid until the earlier of December 31, 2000 or the date of expiration of the certificate under rules currently in effect (unless otherwise invalidated due to changes in the circumstances of the person whose name is on such certificate). If you are a non-U.S. Holder, you should consult your own advisor regarding the effect of the new Treasury Regulations.

OTHER TAX CONSIDERATIONS

         We may be subject to state or local taxation in various state or local jurisdictions, including those in which we transact business. In addition, investors may be subject to state or local taxation in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the federal income tax consequences discussed above. In addition, your state and local tax treatment may not conform to the federal income tax consequences discussed above. Consequently, prospective investors should consult their tax advisors regarding such matters.

                                  UNDERWRITING

         Subject to the terms and conditions of the Underwriting Agreement, dated April 15, 1999, we have agreed to sell to each of the underwriters named below severally, and each of the underwriters has severally agreed to purchase, the principal amount of the notes set forth opposite its name below:

                                                                                           Principal
         Underwriters                                                                    Amount of Notes
         ------------                                                                    ---------------
         Chase Securities Inc.........................................................  $  60,000,000
         J.P. Morgan Securities Inc...................................................     60,000,000
         NationsBanc Montgomery Securities LLC........................................     60,000,000
         Merrill Lynch, Pierce, Fenner & Smith Incorporated ..........................     10,000,000
         Warburg Dillon Read LLC......................................................     10,000,000
                                                                                        -------------
                  Total...............................................................  $ 200,000,000
                                                                                        =============

         Under the terms and conditions of the Underwriting Agreement, if the underwriters take any of the notes, then they are obligated to take and pay for all of the notes.

         The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market for the notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. We cannot give any assurance as to the liquidity of any trading market for the notes.

         The underwriters initially propose to offer part of the notes directly to the public at the public offering price set forth on the cover page and part to certain dealers at a price that represents a concession not in excess of
 .35% of the principal amount of the notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of .25% of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may, from time to time, vary the offering price and other selling terms.

         We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute payments which the underwriters may be required to make in respect of such liabilities.

         In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriters may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of these activities at any time.

         Expenses associated with this offering, to be paid by us, are estimated to be $100,000.

         In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates.

         Chase Securities Inc. is an affiliate of Chase Bank of Texas, National Association, which is a lender to us under our unsecured lines of credit. We intend to use the net proceeds from the sale of the notes to repay the outstanding balance under this unsecured line of credit.

         NationsBanc Montgomery Securities LLC is an affiliate of NationsBank N.A., which is a lender to us under our unsecured lines of credit. We intend to use the net proceeds from the sale of the notes to repay the outstanding balance under this unsecured line of credit.

                                     RATINGS

         The notes will be rated Baa2 by Moody's Investors Service, Inc., BBB by Standard & Poor's Ratings Services and BBB by Duff & Phelps Credit Rating Co. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. No person is obligated to maintain any rating on the notes, and accordingly, there can be no assurance that the ratings assigned to the notes upon initial issuance will not be lowered or withdrawn by the assigning rating organization at any time thereafter.

                                  LEGAL MATTERS

         Certain legal matters will be passed upon for us by Locke Liddell & Sapp LLP, Dallas, Texas, as our securities and tax counsel. Certain legal matters in connection with this offering will be passed upon for the underwriters by Brown & Wood LLP, New York, New York.

                                     EXPERTS

         The consolidated financial statements and related financial statement schedule incorporated in this prospectus supplement by reference from the Camden Property Trust Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

                              CAMDEN PROPERTY TRUST
                                  $500,000,000
                       DEBT SECURITIES, PREFERRED SHARES,
                      COMMON SHARES AND SECURITIES WARRANTS

         Camden Property Trust, a Texas real estate investment trust (the "Company"), may from time to time offer and sell in one or more series (i) its unsecured senior debt securities (the "Debt Securities"); (ii) its preferred shares of beneficial interest, par value $0.01 per share (the "Preferred Shares"); (iii) its common shares of beneficial interest, par value $0.01 per share (the "Common Shares"); or (iv) warrants to purchase Common Shares (the "Common Shares Warrants"), warrants to purchase Debt Securities (the "Debt Securities Warrants") and warrants to purchase Preferred Shares (the "Preferred Shares Warrants"), with an aggregate public offering price of up to $500,000,000 (or its equivalent in any other currency or composite currency based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined by market conditions at the time of offering. The Common Shares Warrants, the Debt Securities Warrants and the Preferred Shares Warrants shall be referred to herein collectively as the "Securities Warrants." The Debt Securities, Preferred Shares, Common Shares and Securities Warrants (collectively, the "Securities") may be offered, separately or together, in separate series in amounts, at prices and on terms to be set forth in an accompanying supplement to this Prospectus (a "Prospectus Supplement").

         With respect to the Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the Holder, any sinking fund provisions and any conversion provisions will be set forth in the applicable Prospectus Supplement. The terms of the Preferred Shares, including the specific designation and stated value per share, any dividend, liquidation, redemption, conversion, voting and other rights, and all other specific terms of the Preferred Shares will be set forth in the applicable Prospectus Supplement. In the case of Common Shares, the specific number of shares and issuance price per share will be set forth in the applicable Prospectus Supplement. In the case of the Securities Warrants, the duration, offering price, exercise price and detachability, if applicable, will be set forth in the applicable Prospectus Supplement. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust (a "REIT") for United States federal income tax purposes. The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

         The Securities may be offered directly by the Company, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
         EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                              --------------------

       THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
            ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION
                          TO THE CONTRARY IS UNLAWFUL.

                              --------------------

         This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

                              --------------------

                  The date of this Prospectus is April 21, 1997

                              AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") and the rules and regulations promulgated thereunder, with respect to the Securities offered pursuant to this Prospectus. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Securities, reference is made to the Registration Statement and such exhibits and schedules. Statements contained in this Prospectus as to the contents of any contract or other document which is filed as an exhibit to the Registration Statement are not necessarily complete, and each such statement is qualified in its entirety by reference to the full text of such contract or document.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information and the Registration Statement and exhibits and schedules thereto filed by the Company with the Commission can be inspected and copied at the Public Reference Section maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a Web site at (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy and information statements and other information can also be inspected at the offices of the New York Stock Exchange (the "NYSE"), 20 Broad Street, New York, New York 10005.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission (File No. 1-12110) are incorporated by reference herein and shall be deemed to be a part hereof:

         (a) Annual Report on Form 10-K for the year ended December 31, 1996;
             and

         (b) The description of the Common Shares contained in the Company's Registration Statement on Form 8-A.

         All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed incorporated document or in an accompanying prospectus supplement, if any, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying prospectus supplement.

         UPON WRITTEN OR ORAL REQUEST OF ANY PERSON TO WHOM A PROSPECTUS IS DELIVERED, THE COMPANY WILL PROVIDE, WITHOUT CHARGE, A COPY OF THE DOCUMENTS WHICH HAVE BEEN INCORPORATED BY REFERENCE (OTHER THAN EXHIBITS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN ANY SUCH DOCUMENT) IN THIS PROSPECTUS. REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO G. STEVEN DAWSON, SR. VICE PRESIDENT - FINANCE AND CHIEF FINANCIAL OFFICER, CAMDEN PROPERTY TRUST, 3200 SOUTHWEST FREEWAY, SUITE 1500, HOUSTON, TEXAS 77027, TELEPHONE NUMBER (713) 964-3555.

                                   THE COMPANY

         Camden Property Trust is a self-administered and self-managed real estate investment trust (a "REIT") formed pursuant to the Texas Real Estate Investment Trust Act, as amended (the "Texas REIT Act"). Unless the context otherwise requires, all references herein to the "Company" shall mean Camden Property Trust and its subsidiaries, and "Centeq" shall mean Centeq Investments, Inc. and its predecessors and related affiliates, partnerships and companies. As of December 31, 1996, the Company owned and operated 48 multifamily properties (the "Operating Properties") containing 17,611 units located in Houston, Dallas/Fort Worth, Austin, Corpus Christi, El Paso, Phoenix and Tucson. The Operating Properties had a weighted average occupancy rate of 94.0% for the year ended December 31, 1996. The Company also had five multifamily properties under development in Houston, Dallas and Phoenix (the "Development Properties") which will, when completed, add 1,778 units to its portfolio, and has one site in Denver which it intends to develop. The Company is vertically integrated, with operations that encompass multifamily property acquisition, development, construction services, management, marketing, finance, leasing, brokerage and asset management.

         The Company was formed in 1993 to continue the multifamily property acquisition, development, management and marketing operations and related business objectives and strategies of Centeq (the "Multifamily Operations"). Upon completion of the Company's initial public offering in July 1993 and the concurrent completion of the transactions involved in the formation of the Company (the "Formation Transactions"), the Company succeeded to the Multifamily Operations of Centeq and owned and operated 20 properties located in the Houston, Dallas and Austin metropolitan areas containing 7,054 units and owned contracts to purchase two development properties. The predecessors of Centeq were formed in 1982 by Richard J. Campo, the Company's Chairman of the Board of Trust Managers and Chief Executive Officer, and D. Keith Oden, the Company's President and Chief Operating Officer, to provide real estate services to owners and financial institutions. Centeq was involved in the acquisition, development, management and marketing of approximately 28 multifamily properties containing 8,564 units in certain major Texas and other markets and the development, marketing and management of a number of other types of properties, including office facilities, high-rise condominiums and research facilities. The Company is operated under the direction of Messrs. Campo and Oden and a management team consisting of substantially all of the former personnel of Centeq.

         On December 16, 1996, the Company entered into an Agreement and Plan of Merger with Paragon Group, Inc., a Maryland corporation ("Paragon"). Pursuant to the Agreement and Plan of Merger, Paragon would merge with and into a wholly-owned subsidiary of the Company and each share of common stock, par value $.01 per share, of Paragon would be converted into the right to receive 0.64 common shares of the Company subject to adjustment in certain limited circumstances. The consummation of the transaction is subject to certain conditions, including shareholder approval. Both parties have scheduled shareholder meetings to be held on April 15, 1997 for purposes of voting on the proposed merger.

         Paragon is a fully integrated REIT headquartered in Dallas, Texas whose business is the operation, development and acquisition of multifamily residential communities in the Southwest, Midwest, North Carolina and Florida. Paragon is a self-administered and self-managed REIT that, as of December 31, 1996, owned (either directly or through interests in other entities) interests in 57 multifamily residential communities totalling 15,954 apartment units (the "Paragon Residential Properties") located in six states, with three additional multifamily communities, totaling 856 residential units, under construction. Paragon also has indirect minority ownership interests in three commercial properties, including a 20% interest in a 401,625 square foot office building. In addition, as of December 31, 1996, Paragon, through Paragon Residential Services, Inc., managed 77 multifamily residential communities (including the Paragon Residential Properties) located across the United States, containing approximately 21,696 apartment units. Subsequent to December 31, 1996, three of Paragon's properties were sold and one of Paragon's construction properties was completed.

         The Company elected to be taxed as a REIT for federal income tax purposes for its taxable year ended December 31, 1996, and expects to continue to elect such status. Although the Company believes that it was organized and has been operating in conformity with the requirements for qualification as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), no assurance can be given that the Company will continue to qualify as a REIT. Qualification as a REIT involves application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations. If in any taxable year the Company would fail to qualify as a REIT, the Company would not be allowed a deduction for distributions to shareholders for computing taxable income and would be subject to federal taxation at regular corporate rates. Unless entitled to relief under certain statutory provisions, the

Company would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, the Company's ability to make distributions to its shareholders would be adversely affected.

         To ensure that the Company qualifies as a REIT, transfer of the Common Shares or Preferred Shares is subject to certain restrictions and ownership of the outstanding Shares (as defined in the Company's Amended and Restated Declaration of Trust (the "Declaration of Trust")) by any single person is limited to 9.8% of the total number of outstanding Shares, subject to certain exceptions. As provided in the Declaration of Trust, any purported transfer in violation of the above-described ownership limitations shall be void.

         The Common Shares of the Company are listed on the NYSE under the symbol "CPT." On February 5, 1997, the Company announced an anticipated dividend increase from $1.90 per share to $1.96 for 1997. On March 17, 1997, the Company declared its quarterly dividend ($0.49 per Common Share) for the first quarter of 1997. The dividend is payable on April 17, 1997 to shareholders of record as of March 31, 1997. The Company intends to continue making regular quarterly distributions to its shareholders. Distributions depend upon a variety of factors, and there can be no assurance that distributions will be made.

         The Company's principal executive offices are located at 3200 Southwest Freeway, Suite 1500, Houston, Texas 77027 and its telephone number is (713) 964-3555.

                                 USE OF PROCEEDS

         Unless otherwise described in the Prospectus Supplement which accompanies this Prospectus, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, which may include the acquisition and development of multifamily properties as suitable opportunities arise, the improvement of certain properties in the Company's portfolio and the repayment of certain then-outstanding secured or unsecured indebtedness. Pending use for the foregoing purposes, such proceeds may be invested in short-term, interest-bearing time or demand deposits with financial institutions, cash items or qualified government securities.


                          DESCRIPTION OF COMMON SHARES

         The Declaration of Trust of the Company provides that the Company may issue up to 110,000,000 shares of beneficial interest, par value $0.01 per share, consisting of 100,000,000 Common Shares and 10,000,000 Preferred Shares. At December 31, 1996, 16,521,366 Common Shares were issued and outstanding and no Preferred Shares were issued and outstanding.

         The following description of the Common Shares sets forth certain general terms and provisions of the Common Shares to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Shares will be issuable upon conversion of Debt Securities or Preferred Shares of the Company or upon the exercise of the Common Shares Warrants issued by the Company. The statements below describing the Common Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Declaration of Trust and Amended and Restated Bylaws.

GENERAL

         Subject to the provisions of the Declaration of Trust regarding Excess Securities (as defined therein), holders of Common Shares are entitled to such dividends, in cash, property or shares of beneficial interest, as may be declared from time to time by the Board of Trust Managers. The Company is prohibited from declaring or paying any dividend when the Company is unable to pay its debts as they become due in the usual course of business or when the payment of such dividend would result in the Company becoming unable to pay its debts as they become due in the usual course of business. Payment and declaration of dividends on the Common Shares and purchases of shares thereof by the Company will be subject to certain restrictions if the Company fails to pay dividends on the Preferred Shares. See "Description of Preferred Shares." In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Shares will be entitled to share equally and ratably in the assets of the Company remaining after provision for liabilities to creditors and payment of liquidation preferences to holders of Preferred Shares or senior

Debt Securities and subject to the provisions of the Declaration of Trust regarding Excess Securities. Each outstanding Common Share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election or removal of Trust Managers, amendments to the Declaration of Trust, proposals to terminate, reorganize, merge or consolidate the Company or to sell or dispose of substantially all of the Company's property and with respect to certain business combinations. There is no cumulative voting in the election of Trust Managers. The Company will have perpetual existence unless and until dissolved and terminated. Upon receipt by the Company of lawful payment therefor, the Common Shares will, when issued, be fully paid and nonassessable, and will not be subject to redemption except (as described in the Declaration of Trust) as necessary to preserve the Company's status as a REIT. A shareholder of the Company has no preemptive rights to subscribe for additional Common Shares or other securities of the Company except as may be granted by the Board of Trust Managers.

RESTRICTIONS ON OWNERSHIP

         For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding Shares may be owned directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and such Shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year.

         Because the Board of Trust Managers believes it is essential for the Company to continue to qualify as a REIT, the Declaration of Trust, subject to certain exceptions, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (the "Ownership Limit") of the total outstanding Shares. The Trust Managers are not permitted to waive the Ownership Limit. Any transfer of Shares that would: (i) create a direct or indirect ownership of Shares in excess of the Ownership Limit; (ii) result in the Shares being owned by fewer than 100 persons; (iii) result in the Company being "closely held" within the meaning of Section 856(h) of the Code; or (iv) result in the disqualification of the Company as a REIT, shall be null and void, and the intended transferee will acquire no rights in the Shares, except as provided in the Declaration of Trust regarding Excess Securities.

         The Company's Declaration of Trust provides that Shares owned, or deemed to be owned, or transferred to a shareholder in excess of the Ownership Limit will automatically be deemed to be Excess Securities and as such will be deemed to have been transferred to the Company as trustee of a trust for the exclusive benefit of the transferees to whom such Shares may ultimately be transferred without violating the Ownership Limit. For purposes of such Ownership Limit, convertible securities will be treated as if such securities had been converted in calculating the Ownership Limit. While the Excess Securities are held in trust, they will not be entitled to vote (except as required by law), and they will not be entitled to participate in dividends or other distributions. Any dividend or distribution paid to a proposed transferee of Excess Securities prior to the discovery by the Company that Shares have been transferred in violation of the provisions of the Company's Declaration of Trust shall be repaid to the Company upon demand. The original transferee-shareholder may, at any time the Excess Securities are held by the Company in trust, transfer the interest in the trust representing the Excess Securities to any individual whose ownership of the Shares that have been deemed to be Excess Securities would be permitted under the Ownership Limit, at a price not in excess of the price paid by the original transferee-shareholder for the Shares that were exchanged into Excess Securities. Immediately upon the transfer to the permitted transferee, the Excess Securities will automatically be deemed to be Shares of the class from which they were converted. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee-shareholder of any Excess Securities may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring the Excess Securities and to hold the Excess Securities on behalf of the Company.

         In addition to the foregoing transfer restrictions, the Company will have the right, for a period of 90 days during the time any Excess Securities are held by the Company in trust, to purchase all or any portion of the Excess Securities from the original transferee-shareholder at the lesser of the price paid for the Shares by the original transferee-shareholder and the market price (as determined in the manner set forth in the Declaration of Trust) of the Shares on the date the Company exercises its option to purchase. The 90-day period begins on the later of the date of the violative transfer or date the Board of Trust Managers determines that a violative transfer has been made.

         All certificates representing the Common Shares will bear a legend referring to the restrictions described above.

         Each shareholder shall upon demand be required to disclose to the Company in writing any information with respect to the direct, indirect and constructive ownership of beneficial interests as the Board of Trust Managers deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

         The Ownership Limit may have the effect of precluding acquisition of control of the Company unless the Board of Trust Managers and the shareholders determine that maintenance of REIT status is no longer in the best interest of the Company.

SHAREHOLDER LIABILITY

         The Declaration of Trust provides that no shareholder shall be personally or individually liable in any manner whatsoever for any debt, act, omission or obligation incurred by the Company or the Board of Trust Managers. A shareholder shall be under no obligation to the Company or to its creditors with respect to such Shares other than the obligation to pay to the Company the full amount of the consideration for which such Shares were issued or to be issued. By statute, the State of Texas provides limited liability for shareholders of a REIT organized under the Texas REIT Act.

TRANSFER AGENT AND REGISTRAR

         American Stock Transfer & Trust Company or its successor is the transfer agent and registrar for the Common Shares.

                         DESCRIPTION OF PREFERRED SHARES

         The following description of the terms of the Preferred Shares sets forth certain general terms and provisions of the Preferred Shares to which any Prospectus Supplement may relate. Certain other terms of any series of the Preferred Shares offered by any Prospectus Supplement will be described in such Prospectus Supplement. The description of certain provisions of the Preferred Shares set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Declaration of Trust and the Board of Trust Managers' resolution or resolutions relating to each series of the Preferred Shares which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Preferred Shares.

GENERAL

         The Company is authorized to issue 10,000,000 preferred shares of beneficial interest, par value $0.01 per share, of which no Preferred Shares were outstanding at December 31, 1996.

         Under the Company's Declaration of Trust, the Board of Trust Managers, without further shareholder approval, may from time to time establish and issue Preferred Shares in one or more series with such designations, powers, preferences or rights of the shares of such series and the qualifications, limitations or restrictions thereon.

         The Preferred Shares shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a Prospectus Supplement relating to a particular series of the Preferred Shares. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Shares offered thereby for specific terms, including: (i) the designation and stated value per share of such Preferred Shares and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the initial public offering price at which such Preferred Shares will be issued;
(iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (v) any redemption or sinking fund provisions; (vi) any conversion right; and (vii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions not in conflict with the Declaration of Trust or the Texas REIT Act. The Preferred Shares will, when issued for lawful consideration therefor, be fully paid and nonassessable and will have no preemptive rights.

RANK

         Unless otherwise specified in the Prospectus Supplement, the Preferred Shares will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Shares and to all equity securities ranking junior to such Preferred Shares; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Shares; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Shares. The rights of the holders of each series of the Preferred Shares will be subordinate to those of the Company's general creditors.

DIVIDENDS

         Holders of each series of Preferred Shares shall be entitled to receive, when, as and if declared by the Board of Trust Managers of the Company, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Such rates may be fixed or variable or both. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the Board of Trust Managers of the Company, as specified in the Prospectus Supplement relating to such series of Preferred Shares.

         Dividends on any series of the Preferred Shares may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Trust Managers of the Company fails to declare a dividend payable on a dividend payment date on any series of the Preferred Shares for which dividends are noncumulative, then the holders of such series of the Preferred Shares will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date. Dividends on shares of each series of Preferred Shares for which dividends are cumulative will accrue from the date on which the Company initially issues shares of such series.

         So long as any series of the Preferred Shares shall be outstanding, unless (i) full dividends (including if such dividends are cumulative, dividends for prior dividend periods) shall have been paid or declared and set apart for payment on all outstanding Preferred Shares of such series and all other classes and series of Preferred Shares of the Company (other than Junior Shares, as defined below); and (ii) the repurchase or other mandatory retirement of, or with respect to any sinking or other analogous fund for, any shares of Preferred Shares of such series or any other Preferred Shares of the Company of any class or series (other than Junior Shares), the Company may not declare any dividends on any Common Shares of the Company or any other shares of the Company ranking as to dividends or distributions of assets junior to such series of Preferred Shares (the Common Shares and any such other shares being herein referred to as "Junior Shares"), or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for, any Junior Shares or make any distribution in respect thereof, whether in cash or property or in obligations or shares of the Company, other than Junior Shares which are neither convertible into, nor exchangeable or exercisable for, any securities of the Company other than Junior Shares.

         Any dividend payment made on a series of Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable. No interest, or sum of money in lieu of interest, shall be payable in respect to any dividend payment or payments on Preferred Shares of such series which may be in arrears.

REDEMPTION

         A series of Preferred Shares may be redeemable, in whole or from time to time in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series. Shares of the Preferred Shares redeemed by the Company will be restored to the status of authorized but unissued Preferred Shares of the Company.

         The Prospectus Supplement relating to a series of Preferred Shares that is subject to mandatory redemption will specify the number of shares of such Preferred Shares that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Shares do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Shares of any series is payable only from the net proceeds of the issuance of shares of beneficial interest of the Company, the terms of such Preferred Shares may provide that, if no such shares shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Shares shall automatically and mandatorily be converted into shares of the applicable shares of beneficial interest of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

         So long as any dividends on shares of any series of the Preferred Shares or any other series of Preferred Shares of the Company ranking on a parity as to dividends and distribution of assets with such series of the Preferred Shares are in arrears, no shares of any such series of the Preferred Shares or such other series of Preferred Shares of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

         In the event that fewer than all of the outstanding shares of a series of the Preferred Shares are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) as may be determined by the Company or by any other method as may be determined by the Company in its sole discretion to be equitable. From and after the redemption date (unless default shall be made by the Company in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends shall cease to accumulate on the Preferred Shares called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) shall cease.

LIQUIDATION PREFERENCE

         Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Junior Shares, the holders of each series of Preferred Shares shall be entitled to receive out of assets of the Company legally available for distribution to shareholders, liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Shares do not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Shares will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Shares and the corresponding amounts payable on all shares of other classes or series of shares of beneficial interest of the Company ranking on a parity with the Preferred Shares in the distribution of assets, then the holders of the Preferred Shares and all other such classes or series of shares of beneficial interest shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

         If liquidating distributions shall have been made in full to all holders of Preferred Shares, the remaining assets of the Company shall be distributed among the holders of Junior Shares, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

         Except as indicated below or in a Prospectus Supplement relating to a particular series of the Preferred Shares, or except as required by applicable law, holders of the Preferred Shares will not be entitled to vote for any purpose.

         So long as any series of Preferred Shares remain outstanding, the consent or the affirmative vote of the holders of at least 66-2/3% of the votes entitled to be cast with respect to the then outstanding shares of such series of the Preferred Shares together with any Other Preferred Shares (as defined below), voting as one class, either expressed in writing or at a meeting called for that purpose, will be necessary (i) to permit, effect or validate the authorization, or any increase in the authorized amount, of any class or series of shares of the Company ranking prior to the Preferred Shares of such series as to dividends, voting or upon distribution of assets; and (ii) to repeal, amend or otherwise change any of the provisions applicable to the Preferred Shares of such series in any manner which adversely affects the powers, preferences, voting power or other rights or privileges of such series of the Preferred Shares. In case any series of the Preferred Shares would be so affected by any such action referred to in clause (ii) above in a different manner than one or more series of the Other Preferred Shares which will be similarly affected, the holders of the Preferred Shares of such series, together with any series of the Other Preferred Shares which will be similarly affected, will be entitled to vote as a class, and the Company will not take such action without the consent or affirmative vote, as above provided, of at least 66-2/3% of the total number of votes entitled to be cast with respect to each such series of the Preferred Shares and the Other Preferred Shares, then outstanding, in lieu of the consent or affirmative vote hereinabove otherwise required.

         With respect to any matter as to which the Preferred Shares of any series is entitled to vote, holders of the Preferred Shares of such series and any other series of Preferred Shares of the Company ranking on a parity with such series of the Preferred Shares as to dividends and distributions of assets and which by its terms provides for similar voting rights (the "Other Preferred Shares") will be entitled to cast the number of votes set forth in the Prospectus Supplement with respect to that series of Preferred Shares. As a result of the provisions described in the preceding paragraph requiring the holders of shares of a series of the Preferred Shares to vote together as a class with the holders of shares of one or more series of Other Preferred Shares, it is possible that the holders of such shares of Other Preferred Shares could approve action that would adversely affect such series of Preferred Shares, including the creation of a class of shares of beneficial interest ranking prior to such series of Preferred Shares as to dividends, voting or distributions of assets.

CONVERSION RIGHTS

         The terms and conditions, if any, upon which shares of any series of Preferred Shares are convertible into Common Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Shares into which the Preferred Shares are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Shares or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion.

RESTRICTIONS ON OWNERSHIP

         See "Description of Common Shares--Restrictions on Ownership" for a discussion of the restrictions on shares of beneficial interest ownership necessary for the Company to qualify as a REIT under the Code.

SHAREHOLDER LIABILITY

         See "Description of Common Shares--Shareholder Liability" for a discussion of limitations on shareholder liability under the Declaration of Trust and the Texas REIT Act.

TRANSFER AGENT AND REGISTRAR

         Unless otherwise indicated in a Prospectus Supplement relating thereto, American Stock Transfer & Trust Company will be the transfer agent and registrar for shares of each series of the Preferred Shares.

                       DESCRIPTION OF SECURITIES WARRANTS

         The Company may issue Securities Warrants (which may include subscription rights distributed to the Company's shareholders) for the purchase of Debt Securities, Preferred Shares or Common Shares. Securities Warrants may be issued independently or together with any other Securities offered by any Prospectus Supplement and may be attached to or separate from such Securities. Each series of Securities Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Securities Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Securities Warrants. The following summaries of certain provisions of the Warrant Agreement and the Securities Warrant certificates do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Warrant Agreement and the Securities Warrant certificates relating to each series of Securities Warrants which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Securities Warrants.

         If Securities Warrants are offered, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including, in the case of Securities Warrants for the purchase of Debt Securities, the following where applicable: (i) the offering price; (ii) the denominations and terms of the series of Debt Securities purchasable upon exercise of such Securities Warrants; (iii) the designation and terms of any series of Debt Securities with which such Securities Warrants are being offered and the number of such Securities Warrants being offered with such Debt Securities; (iv) the date, if any, on and after which such Securities Warrants and the related series of Debt Securities will be transferable separately; (v) the principal amount of the series of Debt Securities purchasable upon exercise of each such Securities Warrant and the price at which such principal amount of Debt Securities of such series may be purchased upon such exercise; (vi) the date on which the right to exercise such Securities Warrants shall commence and the date on which such right shall expire (the "Expiration Date"); (vii) whether the Securities Warrants will be issued in registered or bearer form; (viii) any special United States federal income tax consequences; (ix) the terms, if any, on which the Company may accelerate the date by which the Securities Warrants must be exercised; and (x) any other material terms of such Securities Warrants.

         In the case of Securities Warrants for the purchase of Preferred Shares or Common Shares, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including the following where applicable: (i) the offering price; (ii) the aggregate number of shares purchasable upon exercise of such Securities Warrants, the exercise price, and in the case of Securities Warrants for Preferred Shares, the designation, aggregate number and terms of the series of Preferred Shares purchasable upon exercise of such Securities Warrants; (iii) the designation and terms of any series of Preferred Shares with which such Securities Warrants are being offered and the number of such Securities Warrants being offered with such Preferred Shares; (iv) the date, if any, on and after which such Securities Warrants and the related series of Preferred Shares or Common Shares will be transferable separately; (v) the date on which the right to exercise such Securities Warrants shall commence and the Expiration Date; (vi) any special United States federal income tax consequences; and (vii) any other material terms of such Securities Warrants.

         Securities Warrant certificates may be exchanged for new Securities Warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of any Securities Warrant to purchase Debt Securities, holders of such Securities Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal, premium, if any, or interest, if any, on such Debt Securities or to enforce covenants in the applicable indenture. Prior to the exercise of any Securities Warrants to purchase Preferred Shares or Common Shares, holders of such Securities Warrants will not have any rights of holders of such Preferred Shares or Common Shares, including the right to receive payments of dividends, if any, on such Preferred Shares or Common Shares, or to exercise any applicable right to vote.

EXERCISE OF SECURITIES WARRANTS

         Each Securities Warrant will entitle the holder thereof to purchase such principal amount of Debt Securities or number of shares of Preferred Shares or Common Shares, as the case may be, at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the offered Securities Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Securities Warrants will become void.

         Securities Warrants may be exercised by delivering to the Warrant Agent payment as provided in the applicable Prospectus Supplement of the amount required to purchase the Debt Securities, Preferred Shares or Common Shares, as the case may be, purchasable upon such exercise together with certain information set forth on the reverse side of the Securities Warrant certificate. Securities Warrants will be deemed to have been exercised upon receipt of payment of the exercise price, subject to the receipt within five (5) business days, of the Securities Warrant certificate evidencing such Securities Warrants. Upon receipt of such payment and the Securities Warrant certificate properly completed and duly executed at the corporate trust office of the Securities Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Debt Securities, Preferred Shares or Common Shares, as the case may be, purchasable upon such exercise. If fewer than all of the Securities Warrants represented by such Securities Warrant certificate are exercised, a new Securities Warrant certificate will be issued for the remaining amount of Securities Warrants.

AMENDMENTS AND SUPPLEMENTS TO WARRANT AGREEMENT

         The Warrant Agreements may be amended or supplemented without the consent of the holders of the Securities Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Securities Warrants and that do not adversely affect the interests of the holders of the Securities Warrants.

ADJUSTMENTS

         Unless otherwise indicated in the applicable Prospectus Supplement, the exercise price of, and the number of shares of Common Shares covered by, a Common Shares Warrant are subject to adjustment in certain events, including (i) payment of a dividend on the Common Shares payable in shares of beneficial interest and share splits, combinations or reclassification of the Common Shares; (ii) issuance to all holders of Common Shares of rights or warrants to subscribe for or purchase shares of Common Shares at less than their current market price (as defined in the Warrant Agreement for such series of Common Shares Warrants); and (iii) certain distributions of evidences of indebtedness or assets (including securities but excluding cash dividends or distributions paid out of consolidated earnings or retained earnings or dividends payable in Common Shares) or of subscription rights and warrants (excluding those referred to above).

         No adjustment in the exercise price of, and the number of Common Shares covered by, a Common Shares Warrant will be made for regular quarterly or other periodic or recurring cash dividends or distributions or for cash dividends or distributions to the extent paid from consolidated earnings or retained earnings. No adjustment will be required unless such adjustment would require a change of at least 1% in the exercise price then in effect. Except as stated above, the exercise price of, and the number of Common Shares covered by, a Common Shares Warrant will not be adjusted for the issuance of (i) Common Shares, (ii) any securities convertible into or exchangeable for Common Shares, or (iii) any securities carrying the right or option to purchase or otherwise acquire Common Shares, in exchange for cash, other property or services.

         In the event of any (i) consolidation or merger of the Company with or into any entity (other than a consolidation or a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding Common Shares); (ii) sale, transfer, lease or conveyance of all or substantially all of the assets of the Company; or (iii) reclassification, capital reorganization or change of the Common Shares (other than solely a change in par value or from par value to no par value), then any holder of a Common Shares Warrant will be entitled, on or after the occurrence of any such event, to receive on exercise of such Common Shares Warrant the kind and amount of shares of beneficial interest or other securities, cash or other property (or any combination thereof) that the holder would have received had such holder exercised such holder's Common Shares Warrant immediately prior to the occurrence of such event. If the consideration to be received upon exercise of the Common Shares Warrant following any such event consists of common shares of the surviving entity, then from and after the occurrence of such event, the exercise price of such Common Shares Warrant will be subject to the same anti-dilution and other adjustments described in the second preceding paragraph, applied as if such common shares were Common Shares.

                         DESCRIPTION OF DEBT SECURITIES

         Unless otherwise stated in the applicable Prospectus Supplement, the Debt Securities are to be issued under an Indenture, dated as of February 15, 1996, as amended or supplemented from time to time (the "Indenture"), between the Company and U.S. Trust Company of Texas, N.A., as trustee. The term "Trustee" as used herein shall refer to U.S. Trust Company of Texas, N.A. or such other bank or trust company as the Company may appoint as trustee pursuant to the terms of the Indenture. The form of the Indenture executed by the Company is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"), and may be amended or supplemented from time to time. The statements made hereunder relating to the Indenture and the Debt Securities to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. All section references appearing herein are to sections of the Indenture, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

GENERAL

         The Debt Securities will be direct, unsecured and unsubordinated obligations of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Trust Managers of the Company or as established in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301).

         The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 609). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee (Section 610), and, except as otherwise indicated herein, any action described herein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

         Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

         1.       the title of such Debt Securities;

         2. the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

         3. the date or dates, or the method for determining such date or dates, on which the principal (and premium or Make-Whole Amount, if any) of such Debt Securities will be payable;

         4. the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

         5. the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable, the Regular Record Dates for such Interest Payment Dates, or the method by which such dates shall be determined, the Person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

         6. the place or places where the principal of (and premium or Make-Whole Amount, if any) and interest (including all Additional Amounts), if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for conversion or registration of transfer or exchange, and where notices or demands to or upon the Company in respect of such Debt Securities and the Indenture may be served;

         7. the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Company, if the Company is to have such an option;

         8. the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

         9. the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities which is convertible into Common Shares, Preferred Shares or Debt Securities of another series, or the method by which any such portion shall be determined;

         10. if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

         11. whether the amount of payments of principal of (and premium or Make-Whole Amount, if any, including any amount due upon redemption, if any) or interest and Additional Amounts, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

         12. any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the Events of Default or covenants set forth in the Indenture;

         13. whether such Debt Securities will be issued in certificated or book-entry form;

         14. whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

         15. the applicability, if any, of the defeasance and covenant defeasance provisions of Article Fourteen of the Indenture;

         16. if such Debt Securities are to be issued upon the exercise of Debt Securities Warrants, the time, manner and place for such Debt Securities to be authenticated and delivered;

         17. the terms, if any, upon which Debt Securities may be convertible into Common Shares, Preferred Shares or Debt Securities of another series of the Company and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

         18. if convertible, in connection with the preservation of the Company's status as a REIT, any applicable limitations on the ownership or transferability of the Common Shares, Preferred Shares or other capital shares of the Company into which such Debt Securities are convertible;

         19. whether and under what circumstances the Company will pay Additional Amounts as contemplated in the Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment; and

         20. any other terms of such Debt Securities not inconsistent with the provisions of the Indenture (Section 301).

         If so provided in the applicable Prospectus Supplement, the Debt Securities may be issued at a discount below their principal amount and may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof or bear no interest or bear interest at a rate which at the time of issuance is below market rates ("Original Issue Discount Securities"). Special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

         Except as set forth in a supplemental indenture made applicable to the Debt Securities, and as further described in an applicable Prospectus Supplement, the Indenture does not contain any other provisions that would limit the ability of the Company to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. However, restrictions on ownership and transfers of the Company's Common Shares and Preferred Shares are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Description of Common Shares" and "Description of Preferred Shares." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

         Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof (Section 302).

         Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium or Make-Whole Amount, if any) and interest or Additional Amounts, if any on any series of Debt Securities will be payable at the corporate trust office of the Trustee, provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 305, 306, 307 and 1002).

         Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture.

         Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Trustee. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the Trustee. Every Debt Security surrendered for conversion, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002).

         Neither the Company nor the Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or
(iii) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305).

MERGER, CONSOLIDATION OR SALE

         The Company, without the consent of the Holders of any of the Debt Securities, may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation or trust or entity, provided that (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium or Make-Whole Amount, if any) and interest (including Additional Amounts, if any) on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture;
(b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officers' certificate and legal opinion covering such conditions shall be delivered to the Trustee (Sections 801 and 803).

CERTAIN COVENANTS

         Existence. Except as permitted under "Merger, Consolidation or Sale," the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (charter and statutory) and franchises; provided, however, that the Company shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities (Section 1004).

         Maintenance of Properties. The Company will cause all of its properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its Subsidiaries shall not be prevented from selling or otherwise disposing for value its properties in the ordinary course of business (Section 1005).

         Insurance. The Company will, and will cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage in accordance with industry practices and with insurers of recognized responsibility and of suitable financial stability (Section 1006).

         Payment of Taxes and Other Claims. The Company will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Company or any Subsidiary; and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any Subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section 1007).

         Provision of Financial Information. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, the Company will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13 or 15(d) (the "Financial Statements") if the Company were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so subject. The Company will also in any event (x) within 15 days of each Required Filing Date file with the Trustee copies of the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections; and (y) if filing such documents by the

Company with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section
1008).

EVENTS OF DEFAULT, NOTICE AND WAIVER

         The Indenture provides that the following events are "Events of Default" with respect to a series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest or Additional Amount payable on any Debt Security of such series when due and payable; (b) default in the payment of the principal of (or premium or Make-Whole Amount, if any) any Debt Security of such series when due and payable; (c) default in the performance, or breach, of any covenant of the Company contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities other than such series), which continues for 60 days after written notice as provided in the Indenture; (d) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company (or by any Subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor) having an aggregate principal amount outstanding of at least $10,000,000, whether such indebtedness now exists or shall hereafter be incurred or created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged or such acceleration having been rescinded or annulled within a period of 30 days after written notice to the Company as provided in the Indenture; (e) the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against the Company or any of its Subsidiaries in an aggregate amount (excluding amounts covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts covered by insurance) in excess of $10,000,000 for a period of 30 consecutive days; or (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or for all or substantially all of either of its property (Section 501).

         If an Event of Default under the Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less than a majority in principal amount of Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the Trustee all required payments of the principal of (and premium and Make-Whole Amount, if any) and interest on and any Additional Amounts and any other amounts that may be payable in respect of the Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the Trustee and (b) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series (or all Debt Securities then Outstanding under the Indenture, as the case may be) have been cured or waived as provided in the Indenture (Section 502). The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium and Make-Whole Amount, if any) or interest on and any Additional Amounts payable in respect of any Debt Security of such series or (y) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513).

         The Trustee is required to give notice to the Holders of Debt Securities within 90 days of a default under the Indenture; provided, however, that the Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of the Trustee consider such withholding to be in the interest of such Holders (Section 601).

         The Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of reasonable indemnity (Section 507). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof (Section 508).

         Subject to provisions in the Indenture relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders of any series of Debt Securities then outstanding under the Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity (Section 602). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Trustee in personal liability or which may be unduly prejudicial to the Holders of Debt Securities of such series not joining therein (Section 512).

         Within 120 days after the close of each fiscal year, the Company must deliver to the Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof (Section 1009).

MODIFICATION OF THE INDENTURE

         Modifications and amendments of the Indenture may be made only with the consent of the Holders of not less than a majority in principal amount of all outstanding Debt Securities which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby,
(a) change the Stated Maturity of the principal of, or any installment of interest (or premium or Make-Whole Amount, if any) on, any such Debt Security;
(b) reduce the principal amount of, or the rate or amount of interest on or Additional Amounts payable in respect thereof, or any premium on redemption of, any such Debt Security, or change any obligation of the Company to pay Additional Amounts (except as provided in the Indenture), or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security; (c) change the Place of Payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above-stated percentage of Outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security (Section 902).

         The Holders of not less than a majority in principal amount of each series of Outstanding Debt Securities have the right to waive compliance by the Company with certain covenants in the Indenture (Section 1011).

         Modifications and amendments of the Indenture may be made by the Company and the Trustee without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another person to the Company as obligor under the Indenture; (ii) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in the Indenture; (iii) to add Events of Default for the benefit of the Holders of all or any series of Securities; (iv) to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interest of the Holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Common Shares or Preferred Shares of the Company; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee; (ix) to cure any ambiguity, correct or supplement any provision which may be defective or inconsistent or make any other provisions with respect to matters or questions arising under the Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series in any material respect; or (x) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901).

         The Indenture provides that in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof; (ii) the principal amount of a Debt Security denominated in a Foreign Currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above); (iii) the principal amount of an Indexed Security that shall be deemed outstanding shall be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security pursuant to
Section 301 of the Indenture; and (iv) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any Affiliate of the Company or of such other obligor shall be disregarded (Section 101).

         The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series (Section 1501). A meeting may be called at any time by the Trustee, and also, upon request, by the Company or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture (Section 1502). Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the Persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum (Section 1504).

         Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or of the Holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting; and (ii) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture (Section 1504).

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

         The Company may discharge certain obligations to Holders of any series of Debt Securities that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium or Make-Whole Amount, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Section 1401).

         The Indenture provides that, if the provisions of Article Fourteen are made applicable to the Debt Securities of or within any series pursuant to
Section 301 of the Indenture, the Company may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402) or (b) to be released from its obligations with respect to such Debt Securities under Section 1004 to 1008, inclusive, of the Indenture (being the restrictions described under "Certain Covenants") or, if provided pursuant to Section 301 of the Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403), in either case upon the irrevocable deposit by the Company with the Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Governmental Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

         Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture (Section 1404).

         "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the Foreign Currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101).

         Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,
(a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to Section 301 of the Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or
(b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate (Section 1405). "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium or Make-Whole Amount, if any) and interest on any Debt Security that is payable in a Foreign Currency that ceases to be used by its government of issuance shall be made in U.S. dollars (Section 101).

         In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Events of Default, Notice and Waiver" with respect to Sections 1004 to 1008, inclusive, of the Indenture (which Sections would no longer be applicable to such Debt Securities) or described in clause (g) under "Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

         The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

         The terms and conditions, if any, upon which the Debt Securities are convertible into Common Shares, Preferred Shares or Debt Securities of another series will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Shares, Preferred Shares or Debt Securities of another series, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the Holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities. To protect the Company's status as a REIT, a Holder may not convert any Debt Security, and such Debt Security shall not be convertible by any Holder, if as a result of such conversion any person would then be deemed to own, directly or indirectly, more than 9.8% of the Company's capital shares.

GLOBAL SECURITIES

         The Debt Securities of a series may be issued in whole or in part in the form of one more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in Debt Securities represented by Global Securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred distributions for each of the last five fiscal years for the Company (including its predecessors in interest) are presented below. The ratio of earnings to fixed charges for the Company is computed by dividing earnings by fixed charges. The ratio of earnings to combined fixed charges and preferred distributions is computed by dividing earnings by the sum of fixed charges and preferred shares dividend requirements.

         For purposes of computing these ratios, "earnings" have been calculated by adding fixed charges to income from operations before income taxes. "Fixed charges" consist of interest costs, the interest component of capitalized lease obligations, a portion of rental expense, other than on capitalized leases, estimated to represent the interest factor in such rental expense and the amortization of debt discounts and issue costs.


                                            Camden Property Trust                            Camden Predecessors
                          -------------------------------------------------------------   ---------------------------
                                                                            July 29 to     January 1      Year Ended
                                    Year Ended December 31,                December 31,   to July 28,    December 31,
                          -----------------------------------------        ------------   -----------    ------------
                           1996(a)           1995             1994             1993          1993            1992
                          ---------         ------           ------           ------        ------          -----
Ratio of earnings to
fixed charges               1.20x            1.35x            1.60x           3.27x          1.10x          0.88x

Dollar amount of
coverage
deficiency (in
thousands)                                                                                                 $(778)

Ratio of earnings to
combined fixed
charges and
preferred share
dividends (b)               1.20x            1.35x            1.60x

--------------------
(a) Earnings includes a $(5,351,000) impact from the extinguishment of hedges upon hedges upon debt refinancing. Excluding the impact from the extinguishment of hedges upon debt refinancing, such ratio of earnings to fixed charges would be 1.44x.

(b) The ratio of earnings to combined fixed charges and preferred share dividends is the same as the ratio of earnings to fixed charges for fiscal years prior to 1994 as the Company had no preferred share dividends prior to 1994.

                              PLAN OF DISTRIBUTION

         The Company may sell Securities to or through one or more underwriters for public offering and sale, or may also sell Securities directly to other purchasers or through agents in exchange for cash or other consideration (including real properties) as may be specified in the applicable Prospectus Supplement. Direct sales to purchasers may also be accomplished through subscription rights distributed to the Company's shareholders. In connection with distribution of subscription rights to shareholders, if all of the underlying Securities are not subscribed for, the Company may sell such unsubscribed Securities directly to third parties or may engage the services of underwriters to sell such unsubscribed Securities to third parties as may be specified in the applicable Prospectus Supplement. Any underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

         The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices (any of which may represent a discount from the prevailing market prices). The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions set forth in the applicable Prospectus Supplement.

         In connection with the sale of Securities, underwriters may receive or be deemed to have received compensation from the Company or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions they receive from the Company, and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement.

         Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Shares which are listed on the NYSE. Any Common Shares sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance. The Company may elect to list any series of Debt Securities or Preferred Shares on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Securities.

         Under agreements the Company may enter into, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

         Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Company in the ordinary course of business.

         If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Each contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to contracts shall be not less or more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that (i) the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by contracts. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                  LEGAL MATTERS

         Certain legal matters relating to the validity of the Securities will be passed upon for the Company by Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P., Dallas, Texas.

                                     EXPERTS

         The consolidated financial statements and the related financial statement schedule of the Company as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.